FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:           SEPTEMBER 2009

Commission File Number:     000-50422

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|           Form 40-F | |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       | |           No        |X|

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

Document 1        Unaudited  Finacial  Statements  for the Period Ended July 31,
                  2009

Document 2        Management Discussion & Analysis for the Period Ended July 31,
                  2009

                                                                      DOCUMENT 1








                                AMADOR GOLD CORP.

                        CONSOLIDATED FINANCIAL STATEMENTS

                         (EXPRESSED IN CANADIAN DOLLARS)

                             JULY 31, 2009 AND 2008

                                  - UNAUDITED -

-------------------------------------------------------------------------------------
AMADOR GOLD CORP.
CONSOLIDATED BALANCE SHEETS                                UNAUDITED
-------------------------------------------------------------------------------------
                                                            July 31,      October 31,
                                                              2009           2008
-------------------------------------------------------------------------------------

ASSETS

CURRENT
    Cash and cash equivalents ........................   $     (1,612)   $    361,649
    Accounts receivable ..............................         62,093          72,363
    Prepaid expenses .................................           --            13,170
                                                         ------------    ------------
                                                               60,481         447,182

EXPLORATION ADVANCES (Note 4) ........................           --            20,000

DUE FROM RELATED PARTIES (Note 5(d)) .................          2,340          19,446

MINERAL PROPERTIES (Notes 3, 5(b), 5(c), and schedule)     15,075,656      14,040,431
                                                         ------------    ------------
                                                         $ 15,138,477    $ 14,527,059
                                                         ------------    ------------

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities .........   $  1,299,679    $  1,192,890
    Due to related parties (Notes 5(a), 5(b) & 5(c)) .        594,060         579,990
                                                         ------------    ------------
                                                            1,893,739       1,772,880

SHAREHOLDERS' EQUITY

SHARE CAPITAL ........................................     24,817,294      24,239,000
SHARE SUBSCRIPTION ADVANCE ...........................         56,483            --
CONTRIBUTED SURPLUS ..................................      1,780,744       1,451,729


DEFICIT ..............................................    (13,409,783)    (12,936,550)
                                                         ------------    ------------

                                                           13,244,738      12,754,179
                                                         ------------    ------------

                                                         $ 15,138,477    $ 14,527,059
                                                         ============    ============

Going Concern (Note 1)
Commitments (Note 7)

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:

/S/ ALAN D. CAMPBELL          Director        /S/ LYNN W. EVOY          Director
----------------------------                  ------------------------


                           - See Accompanying Notes -

--------------------------------------------------------------------------------------------------------------------------------
AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS  (UNAUDITED)
--------------------------------------------------------------------------------------------------------------------------------

                                                                     THREE MONTHS ENDED JULY 31       NINE MONTHS ENDED JULY 31
                                                                    ----------------------------    ----------------------------
                                                                        2009            2008            2009            2008
                                                                    ------------    ------------    ------------    ------------
ADMINISTRATIVE EXPENSES

    Consulting fees .............................................   $     51,400    $     92,933    $    176,202    $    268,156
    Investor relations and promotion ............................         28,706          60,278          88,277         159,772
    Legal and accounting ........................................          5,554           1,183          61,527          42,758
    Management fees .............................................        192,000         135,000         512,000         385,000
    Office expenses and miscellaneous ...........................         12,416          46,677          22,454          83,610
    Part XII.6 tax expense ......................................         31,167            --            31,167            --
    Regulatory fees .............................................          8,659          23,741          38,272          61,682
    Stock based compensation ....................................           --              --           329,015         785,000
    Transfer agent fees .........................................          1,535           3,152           6,947          13,047
                                                                    ------------    ------------    ------------    ------------

LOSS BEFORE OTHER INCOME (EXPENSE) AND INCOME TAXES .............       (331,437)       (362,963)     (1,265,861)     (1,799,025)

OTHER INCOME (EXPENSE)
   Write-off of mineral property expenditures ...................        (62,549)       (130,483)        (72,249)       (130,483)
   Exploration expenditures .....................................           (725)           --           (59,388)           --
   Interest income ..............................................           --             2,735            --             6,561
                                                                    ------------    ------------    ------------    ------------


LOSS BEFORE INCOME TAXES ........................................       (394,711)       (490,711)     (1,397,498)     (1,922,947)
                                                                    ------------    ------------    ------------    ------------

FUTURE INCOME TAX BENEFIT RECOGNIZED ON FLOW-THROUGH ............           --              --           924,265          59,520
                                                                    ------------    ------------    ------------    ------------

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD    $   (394,711)   $   (490,711)   $   (473,233)   $ (1,863,427)
                                                                    ============    ============    ============    ============

INCOME (LOSS) PER SHARE - Basic and diluted .....................   $      (0.00)   $      (0.00)   $      (0.00)   $      (0.02)
                                                                    ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - Basic and Diluted    190,609,384     140,235,382     185,815,080     122,828,498
                                                                    ============    ============    ============    ============


                           - See Accompanying Notes -

-------------------------------------------------------------------------------------------------------------------------------
AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)
-------------------------------------------------------------------------------------------------------------------------------

FOR THE PERIOD ENDED JULY 31, 2009
-------------------------------------------------------------------------------------------------------------------------------

                                                            SHARE CAPITAL
                                                    ---------------------------     CONTRIBUTED
                                                       NUMBER         AMOUNT          SURPLUS        DEFICIT           TOTAL
                                                    ------------   ------------    ------------    ------------    ------------
Balance, October 31, 2007 .......................     61,000,748   $ 10,480,845    $    539,250    $ (8,469,002)   $  2,551,093
   Issue of shares for mineral properties .......      2,401,269        602,065            --              --           602,065
   Issue of shares for cash, private placements
      Flow-through shares .......................     28,851,819      4,330,250            --              --         4,330,250
      Non flow-through shares ...................      7,758,050      1,630,055            --              --         1,630,055
   Share issuance costs .........................           --         (385,486)           --              --          (385,486)
   Warrants exercised for cash ..................     21,506,833      3,568,867            --              --         3,568,867
   Stock options exercised for cash .............        440,500         78,200            --              --            78,200
   Fair value of stock options exercised ........           --            5,515          (5,515)           --              --
   Stock based compensation .....................           --             --           785,000            --           785,000
   Tax benefits renounced on flow-through shares            --          (59,520)           --              --           (59,520)
   Net loss and comprehensive loss for the year .           --             --              --        (4,467,548)     (4,467,548)
   Share subscriptions receivable ...............           --         (390,000)           --              --          (390,000)
                                                    ------------   ------------    ------------    ------------    ------------
   Balance, October 31, 2008 ....................    169,327,719     24,239,000       1,451,729     (12,936,550)     12,754,179
   Issue of shares for mineral properties .......      1,190,000         62,575            --              --            62,575
   Issue of shares for cash, private placements
      Flow-through shares .......................     24,738,332      1,432,317            --              --         1,432,317
      Non flow-through shares ...................      9,484,444        445,800            --              --           445,800
   Share issuance costs .........................           --         (116,096)           --              --          (116,096)
   Warrants exercised for cash ..................           --             --              --              --              --
   Stock options exercised for cash .............           --             --              --              --              --
   Fair value of stock options exercised ........           --             --              --              --              --
   Stock based compensation .....................           --             --           329,015            --           329,015
   Tax benefits renounced on flow-through shares            --       (1,646,301)           --              --        (1,646,301)
   Net loss and comprehensive loss for the period           --             --              --          (473,233)       (473,233)
   Share subscriptions receivable ...............           --          400,000            --              --           400,000
   Share subscriptions advance ..................           --           56,483            --              --            56,483
                                                    ------------   ------------    ------------    ------------    ------------
BALANCE, JULY 31, 2009 ..........................    204,740,495   $ 24,873,778    $  1,780,744    $(13,409,783)   $ 13,244,738
                                                    ============   ============    ============    ============    ============

-----------------------------------------------------------------------------------------------------------------------
AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
-----------------------------------------------------------------------------------------------------------------------

                                                            THREE MONTHS ENDED JULY 31       NINE MONTHS ENDED JULY 31
                                                           ----------------------------    ----------------------------
                                                               2009            2008            2009            2008
                                                           ------------    ------------    ------------    ------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
   Net income (loss) and comprehensive income (loss)
        for the period .................................   $   (394,711)   $   (490,711)   $   (473,233)   $ (1,863,427)

   Add items not affecting cash:
        Write-off of mineral property exp. .............         62,548         132,476          72,249         132,476
        Future income tax benefit ......................           --              --          (924,265)        (59,520)
        Stock based compensation .......................           --              --           329,015         785,000
   Changes in non-cash operating assets and liabilities:
        Accounts receivable ............................        (19,808)       (117,915)         27,375        (118,185)
        Prepaid expenses ...............................           --            (5,452)         13,170           8,527
        Accounts payable and accrued liabilities .......       (690,520)     (1,893,938)     (1,063,288)       (275,554)
        Due to related parties .........................       (405,831)       (997,162)       (457,495)       (415,902)
                                                           ------------    ------------    ------------    ------------
                                                             (1,448,322)     (3,372,676)     (2,476,472)     (1,806,585)
                                                           ------------    ------------    ------------    ------------

INVESTING ACTIVITIES
   Exploration advances ................................           --          (144,600)         20,000        (144,600)
   Mineral property acquisition and exploration
        expenditures ...................................        758,042        (721,664)       (125,293)     (5,845,524)
                                                           ------------    ------------    ------------    ------------
                                                                758,042        (866,264)       (105,293)     (5,990,124)
                                                           ------------    ------------    ------------    ------------

FINANCING ACTIVITIES
   Share subscriptions receivable ......................           --            (5,000)        400,000          (5,000)
   Share subscriptions advance .........................         56,483         (86,400)         56,483            --
   Issuance of share capital ...........................        629,717       4,417,187       1,878,117       7,110,867
   Share issuance costs ................................        (30,784)       (108,150)       (116,096)       (201,350)
                                                           ------------    ------------    ------------    ------------
                                                                655,416       4,207,637       2,218,504       6,904,517
                                                           ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                                                (34,864)        (31,303)       (363,261)       (892,192)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD .........         33,252         238,450         361,649       1,099,339
                                                           ------------    ------------    ------------    ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD ...............         (1,612)        207,147          (1,612)        207,147
                                                           ============    ============    ============    ============
SUPPLEMENTAL CASH FLOW INFORMATION AND DISCLOSURE OF
        NON-CASH FINANCING AND INVESTING ACTIVITIES
        Interest paid ..................................           --             2,735            --             6,561
FINANCING AND INVESTING ACTIVITIES
        Shares Issued for Mineral Property Acquisition .         33,825         236,975          62,575         576,500
                                                           ============    ============    ============    ============


                           - See Accompanying Notes -

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

1.       NATURE OF OPERATIONS AND GOING CONCERN

         Amador Gold Corp. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada. The Company is a public company listed on the TSX Venture Exchange (the "TSX.V"), trading under the "AGX" symbol. The Company is primarily engaged in the acquisition, exploration and development of mineral properties located in the Provinces of Ontario, and British Columbia, Canada.

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the Company is expending its best efforts in this regard, the outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

         During the period, the Company incurred a net loss of $473,233 (2008 - $1,863,427 (loss); 2007 - $121,476 (income)) and has an accumulated deficit of $13,409,783 (2008 - $10,567,156; 2007 - $8,347,526). The
         Company is in the process of acquiring, exploring and developing its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves, and upon future profitable production. The operations of the Company have primarily been funded by the issuance of common shares. Continued operations of the Company are dependent on the Company's ability to complete equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

2.       SIGNIFICANT ACCOUNTING POLICIES

         These   consolidated   financial   statements  have  been  prepared  in
         accordance with Canadian generally accepted accounting principles.

         a)       Basis of consolidation

                  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Diamondcorp Resources Inc., incorporated British Columbia on August 2, 2006.

         b)       Variable interest entities

                  Variable Interest Entities are required to be consolidated by the primary beneficiary. The Company has determined that it has no Variable Interest Entities.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

         c)       Use of estimates

                  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues, expenses and expenditures during the reporting period. Significant areas requiring the use of management estimates relate to determination of impairment of assets, mineral property carrying values, flow-through obligations to investors, and determination of fair values for stock based compensation, re-priced warrants, and future income taxes. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

         d)       Measurement uncertainty

                  Management's capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs are subject to significant measurement uncertainty. Management's assessment of recoverability is based on, among other things, the Company's estimate of current mineral reserves and resources which are supported by geological estimates, estimated gold and copper prices, and the procurement of all necessary regulatory permits and approvals. These assumptions and estimates could change in the future and this could materially affect the carrying value and the ultimate recoverability of the amounts recorded for mineral properties.

         e)       Financial Instruments

                  CICA Handbook Section 3861, "Financial Instrument - Disclosure and Presentation", has been replaced by CICA Handbook Section 3862, "Financial Instruments - Disclosure" and Section 3863 - "Financial Instruments - Presentation". These standards require entities to disclose quantitative and qualitative information that enables users to evaluate the significance of financial instruments for the Company's financial performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date. In addition, the Company is required to disclose management's objectives, policies and procedures for managing these risks.

                  The Company classifies its financial assets as either held-for-trading, available-for-sale, held-to-maturity, or loans and receivables. Financial liabilities are classified as either held-for-trading, or other.

                  Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate. Valuation models require the use of assumptions concerning the amount and timing of estimate future cash flows and discount rates. In determining these assumptions, the Company uses readily observable market inputs where available, or where not available, inputs generated by the Company. Changes in fair value of held-for-trading financial instruments recorded in operations.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

         e)       Financial Instruments (Continued)

                  Available-for-sale financial assets are recorded at fair value as determined by active market prices. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income. If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in operations. Investment in equity instruments that do not have an active quoted market price are measured at cost.

                  Receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

                  The fair values of the Company's available-for-sale financial assets and liabilities, such as investments, approximate their carrying values as the investment are carried at fair values with gains and losses of a temporary nature recorded in other comprehensive loss.

                  The  Company's   held-to-maturity   reclamation  deposits  are
                  carried at cost and bear fixed interest rates. The fair values of these deposits approximate their carrying values.

         f)       Comprehensive Income

                  Handbook Section 1530 establishes standards for the reporting and display of comprehensive income and its components in the consolidated financial statements. Comprehensive income includes net earnings and other comprehensive income. Other comprehensive income includes holding gains on available for sale investments, gains and losses on certain derivative instruments and currency gains and losses relating to the translating financial statements of self-sustaining foreign operations. As there were no other comprehensive income items, comprehensive income for the period was equal to the net income for the period.

         g)       Foreign currency translation

                  Currency transactions and balances are translated into the Canadian dollar reporting currency using the temporal method as follows:

                  i) Monetary items are translated at the rates prevailing at the balance sheet date;

                  ii)      Non-monetary   items  are  translated  at  historical
                           rates;

                  iii) Revenues and expenses are translated at the average rates in effect during applicable accounting periods, except amortization, which is translated at historical rates;

                  iv)      Gains and losses on foreign currency  translation are
                           reflected   in   the   consolidated   statements   of
                           operations and comprehensive loss.

         h)       Cash and Cash Equivalents

                  Cash includes cash on hand and demand deposits. Cash equivalents comprise short-term, highly liquid investments that are readily convertible to known amounts of cash which are subject to insignificant risk of change and have maturities of three months or less from the date of acquisition, held for the purpose of meeting short-term cash commitments rather than for investing or other purposes.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

         i)       Mineral Properties

                  Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are deferred and capitalized until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the deferred costs will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and capitalized exploration costs are written off.

                  Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements. The Company is not aware of any disputed claims of title.

         j)       Impairment of Long-lived Assets

                  Long-lived assets include mineral properties. The Company periodically evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows resulting from the use of an asset and its eventual disposition is less than its carrying amount.

                  A mining enterprise in the exploration stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions for impairment write-down. The conditions include unfavourable exploration results and significant unfavourable economic, legal, regulatory, environmental, political and other factors. In addition, management's development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, the capitalized costs are written down to the estimated recoverable amount.

         k)       Asset Retirement Obligations

                  The Company applies CICA accounting standard 3110 - "Asset Retirement Obligations" to account for the obligations to reclaim and remediate the mineral properties. Under the standard, the estimated fair value of the legal obligations are recognized in the period incurred, at the net present value of the cash flows required to settle the future obligations. A corresponding amount is capitalized to the related asset. Asset retirement obligations are subject to accretion over time for increases in the fair value of the liabilities.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

         k)       Asset Retirement Obligations (Continued)

                  The Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period estimates are revised.

         l)       Share Capital

                  i) Share consideration - Agent's warrants, stock options and other equity instruments issued as purchase consideration in non-cash transactions, other than as consideration for mineral properties, are recorded at fair value determined by management using the Black-Scholes option pricing model. The fair value of the shares issued as purchase consideration for mineral properties is based upon the trading price of those shares on the TSX.V on the date of the agreement to issue shares as determined by the Board of Directors. Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the residual method.

                  ii) Flow-through shares - Resource expenditure deductions for Canadian income tax purposes related to Canadian exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The Company follows the accounting prescribed by the CICA Emerging Issues Committee ("EIC") in EIC-146 "Flow-through Shares". On the date the expenditures are renounced, a future income tax liability and a corresponding reduction in the share capital is recorded. The future income tax liability is offset by available future income tax assets as a recovery of future income taxes.

                  iii) Stock based compensation - The Company measures the cost of the service received for all stock options made to consultants, employees and directors based on an estimate of fair value at the date of grant. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. Stock options which vest immediately are recorded at the date of grant. Stock options that vest over time are recorded over the vesting period using the straight line method. Stock options issued to outside consultants that vest over time are valued at the grant date and subsequently re-valued on each vesting date as services are rendered. Stock based compensation is recognized as expense or, if applicable, capitalized to mineral property costs with a corresponding increase in contributed surplus. On exercise of the stock option, consideration received and the estimated fair value previously recorded in contributed surplus is recorded as share capital.

                  iv) Share issuance costs - Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

         m)       Income Taxes

                  Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. The future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. Valuation allowances are provided where (net) future income tax assets are not more likely than not to be realized.

         n)       Loss Per Share

                  Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares issued and outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Basic and diluted loss per share is equal as outstanding stock options and warrants were all anti-dilutive.

         o)       Accounting Policy Changes

                  Effective June 1, 2008, the Company  adopted the following new
                  CICA  Handbook   Sections  on  a  prospective  basis  with  no
                  restatement to prior period financial statements:

                  i) Section 1535, Capital Disclosures, (Note 8) requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes for managing capital. Under this standard, the Company will be required to disclose the following:

                           o        qualitative     information     about    its
                                    objectives,   policies  and   processes  for
                                    managing capital;

                           o summary quantitative data about what it manages as capital;

                           o whether during the period it complied with any externally imposed capital requirement to which it is subject; and

                           o when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

                  ii) Section 3862, Financial Instruments - Disclosures; and Section 3863, Financial Instruments - Presentation consist of a comprehensive series of disclosure requirements and presentation rules applicable to financial instruments. Section 3862 revises and enhances the disclosure requirements for financial instruments and Section 3863 carries forward unchanged the presentation requirements.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

         o)       Accounting Policy Changes (Continued)

                  Section 3862 requires the Company to provide disclosures in its financial statements that enable users to evaluate:

                           o the significance of financial instruments for the Company's financial position and performance,

                           o the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and

                           o        how the Company manages those risks.

                  iii) The CICA approved amendments to CICA Handbook Section 1400 "General Standards of Financial Statement Presentation". These amendments require management to assess an entity's ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity's ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The new requirements of the standard are applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

         p)       Future Accounting Pronouncements Not Yet Adopted

                  i) The CICA issued Section 3064 - GOODWILL AND INTANGIBLE ASSETS replacing Section 3450, RESEARCH AND DEVELOPMENT COSTS. The new standard, which the
                           Company will adopt effective April 1, 2009, establishes guidelines for the recognition, measurement, presentation and disclosure of research and development costs. Management has determined that the adoption of this standard will have no impact upon its consolidated financial statements.

                  ii) In January 2009, the CICA issued Handbook Section 1601, CONSOLIDATED FINANCIAL STATEMENTS, and Handbook
                           Section 1602, NON-CONTROLLING Interests, which together replace Handbook Section 1600, CONSOLIDATED FINANCIAL STATEMENTS. These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008). Handbook Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statement. The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. The new sections also require non-controlling interests to be presented as a separate component of shareholders' equity.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

         p)       Future Accounting Pronouncements Not Yet Adopted (Continued)

                           Under Handbook Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. The Company is currently assessing the future impact of these new sections on its consolidated financial statements.

                  iii) In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to International Financial Reporting Standards ("IFRS") 3R, Business Combinations (January
                           2008). The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% of the equity interest in the acquiree is owned at the acquisition date.

                           The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

                           The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

                  iv) Canada's Accounting Standards Board ratified a plan that will result in Canadian GAAP being converged with International Financial Reporting Standards ("IFRS") by 2011. Management has performed a preliminary analysis and highlighted areas where its current Canadian accounting practices differ from IFRS however, the impact on the Company's consolidated financial statements has not yet been determined.

         q)       Comparative figures

                  Certain comparative figures have been reclassified in order to
                  conform   to   the   current   year's   financial    statement
                  presentation.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES

         a)       Red Lake Property Group, Ontario

                  i)       Todd Township Property

                           On June 23,  2004,  the Company was granted an option
                           to earn a 100% interest in the Todd Township Property, approximately 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (100,000 issued) and $69,000 cash ($69,000 paid) over a 4 year period. In addition, the property is subject to a 2% NSR in favour of the optionor. The Company may purchase 1% of the royalty for $600,000.

                  ii)      Maskooch Lake Property

                           On June 23,  2004,  the Company was granted an option
                           to earn a 100% interest in the Maskooch Lake Property, approximately 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (100,000 issued) and $88,000 cash ($88,000 paid) over a 4 year period. In addition, the property is subject to a 2% NSR in favour of the optionor. The Company may purchase 1% of the royalty for $1,000,000.

         b)       Silverstrike Property Group, Ontario

                  i)       Silverstrike Property

                           On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Silver Strike Property, Ontario. Consideration is $50,000 ($40,000 paid), 150,000 common shares (150,000 issued) and $80,000 in exploration expenses over 4 years ($73,352 spent). The property is subject to a 2% NSR with an option to buy back 0.5% for $500,000 and a second 0.5% buy back for a further $500,000.

                  ii)      Silverclaim Property

                           On March 28, 2005, as amended January 27, 2009 the Company entered into an option agreement to acquire a 100% interest in the Silver Claim Property, Ontario. Consideration is $150,000 cash ($100,000 paid), 200,000 common shares (200,000 issued). The property is subject to a 2% NSR with an option to buy back 0.5% for $500,000 and a second 0.5% buy back for a further $500,000. The agreement terms was renegotiated in January 2009.

                  iii)     Capitol Silver Property

                           On June 21, 2005 as amended December 12, 2008, the Company entered into an option agreement to acquire a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is $27,500 cash (paid in full) and 350,000 shares (350,000 issued). The property is subject to a 2% NSR. The Company may purchase 0.5% for $500,000 and a second 0.5% for a further $500,000.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES (Continued)

         c)       Donovan Basin Property Group, Ontario

                  i)       Thompson Property

                           On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Thompson Property, Ontario. Consideration is $30,000 ($20,000
                           paid), 150,000 common shares (150,000 issued) and $60,000 in exploration expenditures over 4 years (completed). The property is subject to a 2% NSR with an option to buy back 0.5% for $500,000 and a second 0.5% for a further $500,000. The agreement was amended in May 2009, which decreased the cash consideration by $2,000.

                  ii)      Kell Mine Property

                           On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration is $30,000 ($20,000
                           paid), 150,000 common shares (150,000 issued) and $60,000 in exploration expenses over 4 years (completed). The property is subject to a 2% NSR with an option to buy back 0.5% for $500,000 and a second 0.5% for a further $500,000.

                  iii)     Hudson Bay Property

                           On June 21, 2005, the Company entered into an option agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property, Ontario. Consideration is $35,000 cash ($35,000 paid), 300,000 common shares
                           (300,000 issued) and $60,000 in exploration expenses over 3 years (completed). The property is subject to a 2% NSR, with an option to buy back 0.5% of which can be purchased for $500,000 and a second 0.5% for a further $500,000.

         d)       Ajax Property Group, Ontario

                  i)       Ajax Property

                           On June 13, 2005, the Company entered into a purchase and sale agreement to acquire a 100% interest in the Ajax Property, Ontario. Consideration is $80,000 cash
                           (paid) and 300,000 common shares (300,000 issued). The property is subject to a 2% NSR with an option to buy back 1% for $1,000,000.

                  ii)      Banting Chambers Property

                           On July 21, 2005, the Company entered into an option agreement to acquire a 100% interest in the Banting Chambers Property, Ontario. Consideration is $22,500 cash (paid), 150,000 shares (issued) over two years and $110,000 in exploration expenditures (completed). A 2% NSR is payable on the property, half of which can be purchased for $500,000.

                  iii)     Strathy Property

                           On July 19, 2005, the Company acquired a 100% interest in 3 claims in the Strathy Township property located in Ontario. Consideration was $20,000 cash
                           (paid). The property is subject to a 1% NSR, which may be purchased for $250,000 at any time.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES (Continued)

         d)       Ajax Property Group, Ontario (Continued)

                  iv)      Bompas Property

                           On December 9 2005, the Company acquired a 100% interest in 2 claims in the Bompas property. Consideration was $10,000 cash (paid). The property is subject to a 2% NSR, half of which can be purchased for $250,000.

                  v)       Ajax Sheridan

                           On December 5, 2007, the Company acquired a 100% interest in the Ajax Sheridan property. Consideration was $1,300,000 cash ($100,000 paid). The property was subject to a 2.5% NSR, which could be purchased for $1,000,000. This property was terminated in June 2008.

         e)       Mennin Lake Property, Ontario

                  July 28, 2005, as amended on September 12, 2007, the Company entered into an option agreement to acquire a 100% interest in the Mennin Lake Property, Ontario. Consideration was $142,000 ($92,000 paid), 300,000 common shares (200,000 issued) and
                  $160,000 in exploration expenses over 4 years (completed). The property was subject to a 2% NSR, half of which could be purchased for $2,000,000. Commencing should have been on the fifth anniversary of the agreement, advanced royalty payments of $15,000 are payable each year. This property was terminated in November 2008.

         f)       Fripp Property, Ontario

                  August 22, 2005, the Company entered into an option agreement to acquire a 100% interest in the Fripp Property, Ontario for $5,000 cash (paid), 100,000 common shares (issued) payable over 4 years, and $20,000 in exploration by December 31, 2005 (completed). The property is subject to a 1% NSR of which half may be purchased for $500,000.

         g)       Connor Creek Property, British Columbia

                  September 20, 2005, the Company entered into an option agreement with a public company related by common directors to acquire a 50% interest in the Connor Creek Property, located in Nelson Mining Division, British Columbia. Consideration was 400,000 common shares (250,000 issued) and exploration expenditures of $1,000,000 over a 4 year period. This property was terminated in December 2008.

         h)       Blackstock Property and Oke & Ford Property, Ontario

                  The Blackstock property and the Oke & Ford property were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

3.      MINERAL PROPERTIES (Continued)

         i)       Forge Lake Property, Ontario and Otter Pond Property, Ontario

                  i) Agreement with a public company related by common directors to acquire a 50% interest in the Forge Lake property. The original agreement dated January 4, 2006 was renegotiated on January 28, 2009.
                           Consideration is $57,000 payable over three years ($57,000 paid), 40,000 shares of the related company to be reimbursed in cash by the Company, payable after three years, and a payment of 13,333 shares of Chalice Diamond, payable after three years. In addition, there is a royalty payable of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. Costs comprise annual cash payments, taxes, and minimum work expenditures. to be split 50/50. The Company will also pay a 15% administration fee to the related company.

                  ii) Agreement with a public company related by common directors to acquire a 47% interest in the Otter Lake property. The original agreement dated January 4, 2006 was renegotiated on January 28, 2009. Consideration is $143,500 payable over four years ($103,500 paid), 175,000 shares of the related company and 58,333 shares of Chalice Diamond at the fair market value of the shares as at the time of issuance to be reimbursed by the Company over three years, a payment of $100,000 and the issuance of 200,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The Company is responsible for 47% of the costs incurred on this property.

         j)       Gould Copper Mine Property, Ontario

                  On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Gould Copper Mine Property, located in the Gould Township, Ontario. Consideration for the Property consisted of $50,000 cash ($22,000 paid), 140,000 shares (80,000 issued), and a work commitment of $100,000 over 4 years. There was a 2% NSR payable to the optionor of which half could have been purchased for $750,000. This property was terminated in December 2008.

         k)       Hunter Gold Property, Ontario

                  On September 19, 2005, the Company entered into an option agreement to acquire a 100% interest in the Hunter Gold Property, located in Catharine Township, Ontario. Consideration for the property consisted of $45,000 cash ($20,000 paid), 250,000 common shares (175,000 issued) and a work commitment of $75,000 over a 3 year period. There was a 2% NSR payable to the optionor of which half may have been purchased for $500,000 and an additional 0.5% may be purchased for $500,000. There was an underlying royalty on portions of the property ranging from 2 to 4%. This property was terminated in December 2008.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES (Continued)

         l)       Chapleau Property, Ontario

                  On October 1, 2005, the Company entered into an acquisition agreement with a public company related by common directors to acquire a 50% working interest in 47,278 acres of prospective kimberlite ground in the Chapleau area of Ontario. The Company agreed to pay for staking or leasing costs estimated to be approximately $150,000 (paid) plus 15% for administration on all expenses incurred. Upon payment of the acquisition cost, an agreement was formed to perform further exploration work on a pro rata basis plus a 15% administration fee as disclosed in the related party note.

         m)       Willet Property, Ontario

                  On October 12, 2005, the Company entered into an option agreement to acquire a 100% interest in the Willet Property, located in Willet Township, Ontario. Consideration was $30,000 cash ($20,000 paid), 200,000 common shares (150,000 issued), and a work commitment of $75,000 over a 3 year period. There was a 2% NSR payable to the optionor, of which half may have been purchased for $1,000,000. This property was terminated in December 2008.

         n)       Savard & Sharpe Property, Ontario

                  On December 8, 2005, the Company entered into an option agreement to acquire a 100% interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario. Consideration was $175,000 cash over 3 years ($75,000 paid). There was a 2% NSR payable to the optionor, of which half may have been purchased for $500,000. This property was terminated in October 2008.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES (Continued)

         o)       Horwood Property Group, Ontario

                  i)       Horwood Gold Property

                           On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Horwood Gold Property, located in Horwood Township, Ontario. Consideration is $50,000 cash (paid) and 200,000 common shares (issued) over a 2 year period. There is a 3% NSR payable to the optionor, of which 2% may be purchased for $1,000,000.

                  ii)      Horwood Gold 2 Property

                           On January 4, 2006, the Company entered into an agreement to acquire a 100% interest in the Horwood Gold 2 Property, located in Horwood Township, Ontario. Consideration is $6,000 (paid). There is a 2% NSR to the optionor, of which half may be purchased for $500,000.

                  iii)     Labbe Property

                           On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Labbe Property, located in Horwood Township, Ontario. Consideration is $30,000 cash (paid) and 200,000 common shares (issued) over a 2 year period. There is a 3% NSR payable to the optionor, of which 2% may be purchased for $1,000,000.

                  iv)      Ross Windsor Property

                           On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Ross Windsor Property, located in Horwood Township, Ontario. The agreement was renegotiated on 15 December 2008. Consideration is $27,500 cash (paid) and 175,000 common shares (issued) over a 3 year period. There is a 3% NSR payable to the optionor, of which 2% may be purchased for $1,000,000. The agreement terms was renegotiated in December 2008.

         p)       East Breccia Property, Ontario

                  On March 1, 2006 as amended on February 10, 2009, the Company entered into an option agreement to acquire a 100% interest in the East Breccia Property, located approximately 65 km north of Saulte Ste. Marie in Nicolet Township, Ontario. Consideration is $127,000 cash ($77,000 paid), 350,000 shares (250,000 issued), and a work commitment of $160,000 over four years (completed). There is a 2% NSR payable to the optionor, which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advance royalty payments of $15,000 are payable each year.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES (Continued)

         q)       Keith & Sewell Property Group, Ontario

                  On April 10, 2006, the Company entered into an option agreement to acquire a 100% interest in the Keith and Sewell Property, located in Keith and Sewell Townships, Ontario. Consideration for the Property consists of $90,000 cash payable over 2 years ($90,000 paid), 420,000 shares over 2 years (420,000 issued), and a work commitment of $90,000 over 3 years (completed). There is a 3% NSR payable to the optionor of which two-thirds may be purchased for $1,500,000.

         r)       Anderson Lake, Ontario

                  On June 23, 2006, the Company entered into an option agreement to acquire a 100% interest in the Anderson Lake Property, located in the McTavish Township, Ontario. Consideration for the Property consisted of $142,000 cash ($62,000 paid), 300,000 shares (150,000 issued), and a work commitment of $160,000 over 4 years. There was a 3% NSR payable to the optionor, of which two-thirds may have been purchased for $1,500,000. Commencing on the fifth anniversary of the agreement, advance royalty payments of $15,000 are payable each year. This property was terminated in October 2008.

         s)       Patent Property, Ontario

                  On May 2, 2006, the Company entered into an option agreement to acquire a 100% interest in the Patent Property, located in Sewell and Reeves Townships, Ontario. Consideration for the Property consisted of $70,000 cash ($30,000 paid), 250,000 shares (175,000 issued), and a work commitment of $130,000 over 3 years. There was a 3% NSR payable to the optionor, of which two-thirds may have been purchased for $1,500,000. This property was terminated in December 2008, but it was reinstated in August 2009 with an additional cash payment of $20,000. Total outstanding considerations are $60,000 cash and 75,000 shares.

         t)       Morin, Ontario

                  On May 28, 2006, the Company entered into an option agreement to acquire a 100% interest in the Morin Property, located in the Keith Township, Ontario. Consideration for the Property consists of $110,000 cash ($60,000 paid) and 220,000 shares over 3 years (220,000 issued). There is a 3% NSR payable to the optionor, of which half may be purchased for $1,000,000. The agreement was renegotiated in May 2009, and the cash consideration decreased for $20,000.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES (Continued)

         u)       Loveland Property Group, Ontario

                  i) On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Loveland 1 Property, located in the Byers and Loveland Townships, Ontario. Consideration for the Property consists of $300,000 cash over 5 years ($175,000 paid), 600,000 shares (400,000 issued), and a work commitment of $150,000 over 5 years (completed). There is a 3% NSR payable to the optionor, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for a further $1,000,000.

                           Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

                  ii) On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Loveland 2 Property, located in the Byers, Thorburn and Loveland Townships, Ontario. Consideration for the
                           Property consists of $300,000 payable over 5 years ($150,000 paid), 600,000 shares payable over 5 years (400,000 issued), and a work commitment of $150,000 over 5 years (completed). There is a 3% NSR payable to the optionor of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for a further $1,000,000. Additional cash consideration in the amount of $25,000 was paid subsequently (August 2009).

                           Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

         v)       Holloway/Frecheville Property Group, Ontario

                  i) Option agreement to acquire a 100% interest in the Holloway Property, located in Holloway and Frecheville Townships, Ontario. Consideration for the Property consisted of $250,000 cash ($25,000 paid) and 500,000 shares over 4 years (100,000 issued). There was a 3% net smelter return payable to the optionor, of which one-third may have been purchased for $1,000,000 and at any time an additional one-third for $2,000,000.

                  ii) Option agreement to acquire a 100% interest in the Holloway 2 Property, located in the Holloway Townships, Ontario. Consideration for the Property consisted of $20,000 payable within 10 days of regulatory approval ($20,000 paid) and 200,000 shares payable over 12 months (100,000 issued). There was a 2% net smelter return payable to the optionor.

                           This Property Group was terminated in December 2006.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES (Continued)

         w)       Chewett Property, Ontario

                  On June 28, 2006, the Company acquired a 100% interest in 6 claims in the Chewett Township property located in Ontario for consideration of $15,000 cash (paid). The property was subject to a 2% NSR, of which half could have been purchased for $750,000. This property was terminated In September 2009.

         x)       Gogama Moly Property, Ontario

                  On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in Moher Township property, located approximately 58 kilometres southwest of Thunder Bay, Ontario for consideration of $45,000 cash ($25,000 paid) and 200,000 shares payable over 2 years (125,000 issued), and a work commitment of $75,000 over 2 years. The property was subject to a 2% NSR, of which half may have been purchased for $1,000,000. This property was terminated in December 2008.

         y)       Owl Lake Property, Ontario

                  On February 7, 2007, the Company entered into an option agreement to acquire a 100% interest in the Lower Aguasabon Lake Township property located in Ontario for consideration of $10,000 (10,000 paid) cash and $80,000 in cash or share equivalent based on the average trading price of the Company's share over the previous 10 days from the payment date over two years (181,269 shares issued). The property was subject to a 2% NSR, of which half may have been purchased for $500,000. This property was terminated in December 2008.

         z)       Dale Gold Property, Ontario

                  On February 7, 2007 as amended on December 15, 2008, the Company entered into an option agreement to acquire a 100% interest in the Horwood Township property located in Ontario. Consideration of $42,500 cash (30,000 paid) and 300,000 shares payable over 2 years (300,000 issued). The property is subject to a 2% NSR, of which half may be purchased for $1,000,000.

         aa)      Meteor Lake Property, Ontario

                  On March 1, 2007, the Company acquired a 20% interest in the Moffat, Marshay, and Beulah Township property located in Ontario for consideration of $4,000 cash (paid) and cost of 40,000 shares of a public company controlled by an officer of the Company payable over 12 months (20,000 issued and $1,900 reimbursed by the Company). The property was subject to a 1% NSR. In April 2008 this property was terminated.

         bb)      McTavish Property, Ontario

                  The McTavish property was acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government file. The property was part of the Anderson lake property, which was terminated 16 October, 2008.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES (Continued)

         cc)      Tetagouche Property, News Brunswick

                  On May 6, 2005, the Company entered into an option agreement to acquire a 100% interest in the Tetagouche Property, New Brunswick. Consideration was $40,000 cash ($20,000 paid) and 150,000 common shares (60,000 issued) over 3 years. The property was subject to a 2% NSR with a buy back of 1% for $750,000. This property was terminated in and written off in June 2007.

         dd)      Meggisi Lake, Ontario

                  On November 1, 2007, the Company entered into an option agreement to acquire a 100% interest in the Meggisi Lake Property, Ontario. Consideration was $90,000 cash ($12,000 paid) and 100,000 common shares (25,000 issued) over 3 years. The property was subject to a 2% NSR with a buy back of 1% for $1,000,000. This property was terminated in January 2009.

         ee)      Jessop Property, Ontario

                  On October 16, 2007, the Company entered into an option agreement to acquire a 100% interest in the Jessop Property, Ontario. The agreement was renegotiated on 14 January 2009. Consideration is $58,000 cash ($28,000 paid) and 300,000 common shares (200,000 issued) over 3 years. The property is subject to a 2.5% NSR with a buy back of 1% for $500,000.

         ff)      Moneta Property, Ontario

                  On March 11, 2008, the Company entered into an option agreement to acquire a 100% interest in the Moneta Porcupine Mines Inc.'s (Moneta) Loveland Property, Ontario. Consideration is $500,000 cash ($200,000 paid) and 1,350,000 common shares (540,000 issued) over 3 years. The property is subject to a 2% NSR.

         gg)      Norberg Property, Ontario

                  In April 2008, the Company entered into an option agreement to acquire a 100% interest in the Norberg Property, Ontario. Consideration was $42,000 cash ($6,000 paid) and 195,000 common shares (30,000 issued) over 3 years. The property was subject to a 2% NSR with a buy back of 1% for $600,000. This property was terminated in June 2009.

         hh)      Revell Property, Ontario

                  In April 2008, the Company entered into an option agreement to acquire a 100% interest in the Revell Property, Ontario. Consideration was $100,000 cash ($25,000 paid) and 250,000 common shares (75,000 issued) over 3 years. The property was subject to a 2% NSR with a buy back of 1% for $1,000,000. This property was terminated in December 2008.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES (Continued)

         ii)      Fripp West Property, Ontario

                  In February 2008, the Company entered into an option agreement to acquire a 100% interest in the Fripp West Property, Ontario. Consideration is $20,000 cash ($10,000 paid) and 200,000 common shares (125,000 issued) over 2 years. The property is subject to a 2.5% NSR with a buy back of 1% for $500,000.

         jj)      Armstrong Lake, Ontario

                  In September 2008, the Company entered into an option agreement to acquire a 100% interest in the Armstrong Lake, Ontario. Consideration was $54,700 cash and 100,000 common shares over 3 years. The property was subject to a 2% NSR with a buy back of 1% for $1,000,000. This property was terminated in December 2008.

         kk)      Cummings Property, Ontario

                  In December 2008, the Company entered into an option agreement to acquire a 100% interest in the Cummings Property, Ontario. Consideration is $60,000 cash ($5,000 paid). The property is subject to a 2% NSR with a buy back of 1% for $500,000 and an additional 1% for a further $500,000.

         ll) Cowie/Aguonie Property, Ontario and Esquega/Corbiere Property, Ontario

                  i)       Agreement  with a public  company  related  by common
                           directors to acquire a 50% interest in the Cowie/Aguonie property. The original agreement dated March 1, 2006 for 33.52 net grid claims in the Cowie and Aguonie Townships. Consideration is for payment of $500 per net grid claim for a 5 year term and $600 for a 5 year renewal term (First 3 years paid) and incur $244,360 per year on exploration expenditures ($311,400 incurred). The Company is responsible for 100% of the cash payments and 50% of the exploration incurred on this property, including a 15% management fee to the public company.

                  ii)      Agreement  with a public  company  related  by common
                           directors to acquire a 50% interest in the Esquega/Corbiere property. The original agreement dated July 1, 2005, and amended March 1, 2006 to add additional claims. Consideration is for payment of $176,770 for a 5 year term and $194,820 for a 5 year renewal term ($133,275 paid) and incur $600,080 on exploration expenditures in the first term ($343,755 incurred) and incur $811,750 in exploration expenditures in the renewal term. The Company is responsible for 100% of the cash payments and 50% of the exploration incurred on this property, including a 15% management fee to the public company.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES (Continued)

         mm)      Loveland Larche Property, Ontario

                  In November 2008, the Company entered into an option agreement to acquire a 100% interest in the Larche Property, Ontario. Consideration is $5,000 cash ($5,000 paid).

         nn)      Abandoned claims

                  During the period ended July 31, 2009 and years ended October 31, 2008, 2007 and 2006 the Company abandoned certain staked and optioned claims and as a result wrote off a total of $72,248, $2,181,735, $201,627, and $3,261,819 respectively in mineral property acquisition and deferred exploration costs.

4.       EXPLORATION ADVANCES

         The Company advanced $Nil as at July 31, 2009 (2008 - $164,600 - as a security deposit for the exploration on Silver Claim Property ($20,000) and survey advance for Jessop ($68,150) and Loveland ($76,450) properties)).

5.       RELATED PARTY TRANSACTIONS

         The following related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount established and agreed to by the related parties. The amounts due to related parties were unsecured, non-interest bearing and had no specific terms of repayment. In addition to the related party transactions disclosed in the mineral properties and share capital notes, the Company had the following transactions and balances with related parties:

         a) A private company controlled by a director of the Company was paid $512,000 (2008 - $385,000; 2007 - $356,940) in respect of administrative expenses. The charges were made under an annual renewable agreement for services and cost recovery. The agreement can be terminated by either party with 30 days notice. The services to the Company included supervision and administration of the financial requirements of the Company's business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, professional analysis and planning of exploration programs, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as required.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

5.       RELATED PARTY TRANSACTIONS (Continued)

         b) During the year, fees for consulting services in the amount of $157,700 (2008 - $268,156; 2007 - $220,149) were paid to directors and officers of the Company and to a company controlled by a former officer of the Company. The Company paid $Nil (2008 - $Nil; 2007 - $2,401) to a public company controlled by an officer of the Company and $Nil (2008 - $63,564; 2007 - $76,053) to a public company with common directors for exploration expenditures. At July 31, 2009, $132,868 (2008 - $289,315; 2007 - $92,744) was owed to the related parties.

         c) During 2006, the Company acquired a 50% interest in the Chapleau, Forge Lake, and Otter Pond mineral properties from a company with common directors. The Company incurred and deferred $33,949 (2008 - $535,550; 2007 - $231,480) for acquisition and exploration expenses and management fees of $7,383 (2008 - $80,251; 2007 - $34,414) charged by the related company on these properties.  At July 31, 2009, $462,040 (2008
                  - $270,335; 2007 - $291,253) was owed to the related company.

         d) As July 31, 2009 the Company had receivables from one public company related by directors and officers in common of $2,340.00 (2008 - Nil).

6.       SHARE CAPITAL

         a)       Authorized

         Unlimited number of common shares without par value

         b)       Private placements

         Period ended July 31, 2009

                  i) On July 20, 2009, the Company closed the second tranche of the private placement arranged on June 5, 2009, consisting of 3,128,000 flow-through and 3,000,000 non flow-through units at a price of $0.05 for FT and $0.045 for NFT per unit. The Company issued 1,129,667 shares subsequently to this period. Total proceed was $291,400. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year.

                  ii) On July 15, 2009, the Company closed the first tranche of the private placement arranged on July 2, 2009, consisting of 4,440,000 non flow-through units at a price of $0.045 per unit. Total proceed was $199,800. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

6.       SHARE CAPITAL (Continued)

         b)       Private placements (Continued)

                  iii) On June 10, 2009, the Company closed the first tranche of the private placement arranged on June 5, 2009, consisting of 3,200,000 flow-through and 777,778 non flow-through units at a price of $0.05 for FT and $0.045 for NFT per unit. Total proceed was $195,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year.

                  iv) On January 15, 2009, the Company closed the second tranche of the private placement arranged on December 8, 2008, consisting of 3,516,667 flow-through and 1,000,000 non flow-through units at a price of $0.06 per unit. Total proceed was $271,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share.

                  v) On December 31, 2008, the Company closed the first tranche of the private placement arranged on December 8, 2008, consisting of 16,023,332 flow-through and 266,666 non flow-through units at a price of $0.06 per unit. Total proceed was $977,400 ($68,000 paid subsequently). Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share.

                  Year ended October 31, 2008

                  vi) On October 27, 2008, the Company closed the private placement arranged on September 9, 2008, consisting of 17,157,000 flow-through and 2,063,050 non flow-through units at a price of $0.10 per unit. Total proceed was $1,922,005 ($400,000 paid subsequently). Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

                  vii) On August 27, 2008, the Company closed the private placement arranged on August 19, 2008, consisting of 4,400,000 flow-through units at a price of $0.13 per unit. Total proceed was $572,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

                  viii) On July 16, 2008, the Company closed the private placement arranged on May 15, 2008, consisting of 1,685,000 non flow-through units at a price of $0.25 per unit. Total proceed was $421,250 ($17,500 paid subsequently). Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

6.       SHARE CAPITAL (Continued)

         b)       Private placements (Continued)

                  ix) On May 15, 2008, the Company closed the second tranche of the private placement arranged on March 19, 2008, consisting of 2,952,750 flow-through units at a price of $0.28 and 3,870,000 non flow-through units at a price of $0.25 per unit. Total proceed was $1,794,270. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

                  x) On April 23, 2008, the Company closed the first tranche of the private placement arranged on March 19, 2008, consisting of 4,342,069 flow-through units at a price of $0.28 and 140,000 non flow-through units at a price of $0.25 per unit. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

                  Year ended October 31, 2007

                  xi) On December 27, 2006, the Company closed a private placement consisting of 13,965,000 flow-through units at a price of $0.12 per unit. Each unit is comprised of one flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

                  xii) On February 6, 2007, the Company closed a private placement consisting of 1,600,000 flow-through units and 750,000 non-flow-through units at a price of $0.12 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one common share for a period of two years at a price of $0.15 per share.

                  xiii) On May 24, 2007, the Company closed a private placement consisting of 11,200,000 non- flow-through units at a price of $0.10 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.12 per share in the first year and at a price of $0.15 per share in the second year.

                  xiv) On September 12, 2007, the Company closed a private placement consisting of 2,545,000 non flow-through units at a price of $0.25 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

6.       SHARE CAPITAL (Continued)

         c)       Warrants

                  As at July 31, 2009, there were 73,377,645 (2008 - 37,817,319;
                  2007 - 56,024,333) warrants outstanding as follows:


                                     NUMBER OF WARRANTS        EXERCISE PRICE
----------------------------------- --------------------    --------------------
Outstanding and exercisable at
  October 31, 2007 ................           46,849,333
    Warrants expired ..............             (505,000)   $               0.15
    Warrants exercised ............          (21,506,833)   $  0.10, 0.15 & 0.20
    Warrants granted ..............           36,609,869    $        0.30 & 0.15
----------------------------------- --------------------    --------------------
Outstanding and exercisable at
  October 31, 2008 ................           61,447,369
    Warrants granted ..............           34,222,776    $               0.10
    Warrants expired ..............          (22,292,500)   $               0.15
----------------------------------- --------------------    --------------------
 OUTSTANDING AT JULY 31, 2009 .....           73,377,645
                                    ====================


          EXPIRY DATE            EXERCISE PRICE           NUMBER OF WARRANTS
---------------------- ------------------------- ----------------------------
   September 12, 2009                     $0.30                    2,545,000
       April 22, 2010                     $0.30                    4,482,069
         May 14, 2010                     $0.30                    6,822,750
        July 15, 2010                     $0.30                    1,685,000
      August 26, 2010                     $0.15                    4,400,000
     October 27, 2010                     $0.15                   19,220,050
    December 31, 2010                     $0.10                   16,289,998
     January 14, 2011                     $0.10                    4,516,667
    June 9, 2010/2011               $0.05/$0.10                    3,977,778
   July 14, 2010/2011               $0.05/$0.10                    4,440,000
   July 19, 2010/2011               $0.05/$0.10                    4,998,333

                  As at July 31, 2009 the weighted average remaining contractual life of the share purchase warrants is 1.11 years (2008 - 1.03, 2007 - 1.02) and the weighted average exercise price is $0.15 (2008 - $0.20, 2007 - $0.14).

                  Subsequent to the period end, the warrants with expiry date September 12, 2009 expired unexercised.

                  On March 02, 2009, the Company decided to re-price 8,007,500 warrants that expire on May 23, 2009 from $0.15 to $0.07 per warrant (subject to TSX and warrant-holder approvals). The fair value of the stock based compensation warrants was estimated at the date of re-pricing using a Black-Scholes pricing model in the amount of $24,800 with the following weighted average assumptions:

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

6.       SHARE CAPITAL (Continued)

         c)       Warrants (Continued)

                  o        Expected share price volatility of 92.01%;

                  o        Risk free interest rate of 0.88%;

                  o        Expected life of 0.22; and

                  o        No dividend yield.

         d)       Options

                  As at July 31, 2009, there were 18,667,000 (2008 - 12,250,000;
                  2007 - 7,694,500) options outstanding as follows:

                                                NUMBER OF OPTIONS EXERCISE PRICE
----------------------------------------------- ----------------- --------------
Outstanding and exercisable at
  October 31, 2007                                     7,509,500  $        0.14
   Options granted                                     5,231,000  $        0.22
   Options cancelled                                     (50,000) $        0.22
   Options exercised                                    (440,500) $    0.10-0.20
----------------------------------------------- ----------------- --------------
Outstanding and exercisable at
  October 31, 2008                                    12,250,000  $        --
   Options granted                                     7,600,000  $         0.10
   Options expired                                      (380,000) $        --
   Options cancelled                                    (803,000) $         0.20
----------------------------------------------- ----------------- --------------
OUTSTANDING AT JULY 31, 2009                          18,667,000
=============================================== =================

                                                                  NUMBER
        EXPIRY DATE                   EXERCISE PRICE            OF OPTIONS
----------------------------          --------------          --------------
    July 28, 2010 ..........          $         0.10               1,420,000
November 17, 2010 ..........          $         0.10               1,261,000
 February 2, 2011 ..........          $         0.20                 605,000
     July 6, 2011 ..........          $         0.15               1,395,000
 November 3, 2011 ..........          $         0.15                  87,000
   April 18, 2012 ..........          $         0.12               1,748,000
   April 30, 2013 ..........          $         0.22               4,681,000
February 27, 2014 ..........          $         0.10               7,470,000
                                                              --------------
                                                                  18,667,000
                                                              ==============

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

6.       SHARE CAPITAL (Continued)

         d)       Options (Continued)

                 NUMBER OF OPTIONS     WEIGHTED AVERAGE           WEIGHTED
                  OUTSTANDING AND    REMAINING CONTRACTUAL    AVERAGE EXERCISE
EXERCISE PRICE      EXERCISABLE           LIFE (YEARS)             PRICE
---------------  -----------------   --------------------   --------------------
$          0.10         10,151,000                   3.67   $               0.10
$          0.12          1,748,000                   2.72   $               0.12
$          0.15          1,482,000                   1.95   $               0.15
$          0.20            605,000                   1.51   $               0.20
$          0.22          4,681,000                   3.75   $               0.22
                 -----------------   --------------------   --------------------
                        18,667,000                   3.40   $               0.14
                 =================   ====================   ====================

                  On February 27, 2009, the Company re-priced options that expire from February 01, 2011 through April 30, 2013 (priced at between $0.12 and $0.22) to $0.10. The re-pricing of insiders' options is subject to shareholders' approval. The fair value of the stock based compensation options was estimated on the date of re-pricing in the amount of $76,215 using the Black-Scholes valuation model with the following assumptions: i) Exercise price per share of $0.10; ii) Expected share price volatility - 91.38%; iii) risk free interest rate - from 1.11% to 1.71%; iv) expected life - from
                  1.93 to 4.17 years; and v) no dividend yield.

         e)       Escrow shares

                  During the year ended October 31, 2006, the Company cancelled 25,000 common shares previously held in escrow and returned them to treasury.

         f)       Stock based compensation

                  The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, employees, and consultants to acquire up to 10% of the issued and outstanding common stock.

                  Stock based compensation on options granted in the period ended July 31, 2009 amounted to $329,015 (2008 - $785,000;
                  2007 - $140,000).

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

6.       SHARE CAPITAL (Continued)

         f)       Stock based compensation (Continued)

                  i) On February 27, 2009, the Company granted 7,600,000 incentive stock options at a price of $0.10 per share, exercisable for a period of five years.

                  ii) On April 30, 2008, the Company granted 5,231,000 incentive stock options at a price of $0.22 per share, exercisable for a period of five years.

                  iii) On April 18, 2007, the Company granted 1,858,000 incentive stock options at a price of $0.12 per share, exercisable for a period of five years.

                  iv) On November 3, 2006, the Company granted 112,500 incentive stock options at a price of $0.15 per share, exercisable for a period of five years.

                  v) On July 6, 2006, the Company granted 1,440,000 incentive stock options at a price of $0.15 per share, exercisable for a period of five years.

                  vi) On February 2, 2006, the Company granted 635,000 incentive stock options at a price of $0.15 per share, exercisable for a period of five years.

                  vii) On November 17, 2005, the Company granted 1,331,000 incentive stock options at a price of $0.10 per share, exercisable for a period of five years.

                  viii) On July 28, 2005, the Company granted 1,510,000 incentive stock options at a price of $0.10 per share, exercisable for a period of five years.

                  The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                             2007          2006           2005
                                           ---------    ---------       -------
         Average risk-free interest rate       4%           4%             3%
         Expected life                      3 YEARS      3 years        3 years
         Expected volatility               91% - 95%     94% - 98%        96%
         Expected dividends                   NIL          Nil            Nil

                  Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

7.       COMMITMENTS

         a) On September 21, 2006, the Company's shareholders approved a Plan of Arrangement ("the Arrangement") dated August 11, 2006 to reorganize certain of the Company's diamond properties. On September 26, 2006, the final court order approving the
                  Arrangement between the Company and its newly formed subsidiary, Diamondcorp Resources Inc. ("Diamondcorp"), was accepted.

                  On the effective date of the Arrangement yet to be determined, the Company's common shares will be restructured into new common shares and reorganization shares. On the effective date, each shareholder will receive three new common shares and one reorganization share for each three common shares of the Company held on the effective date. Each reorganization share will be exchanged for one Diamondcorp common share such that Diamondcorp will hold all of the reorganization shares. The Company will then redeem all of the reorganization shares and the transfer of the certain mineral properties to Diamondcorp will satisfy the aggregate redemption price.

                  The transferred mineral properties and related obligations in respect of these properties held by the Company will be at their carrying values in consideration for a corresponding number of Diamondcorp shares issued at fair value. In addition as contingent consideration from Diamondcorp, certain of the Company's mineral property agreements contain anti-dilution provisions such that the issue of the Company's shares will also require the issue of Diamondcorp shares on a three to one basis.

                  On the effective date, the exercise price of all outstanding options and warrants will be adjusted and the options and warrants shall be separated so as to be exercisable separately into new common shares and Diamondcorp common shares on the basis that for every three common shares purchasable on exercise of the options and warrants prior to the effective date, the holder thereof will be entitled to purchase, on exercise of options and warrants, three new common shares and separately one Diamondcorp Common Share.

         b) The Company entered into a loan agreement dated August 4, 2006, as extended August 1, 2007, with Diamondcorp and advanced $100,000 for necessary working capital and to meet expenses prior to the effective date. The working capital loan bears interest from the date of each advance to the day of repayment at the rate of 5% per annum with interest being added to the principal on each annual anniversary of the date of advance. The entire working capital loan and interest accrued from such advance should be repaid in cash on August 2, 2008. The loan was repaid in the amount of $90,000 on February 2, 2009 and the rest on May 4, 2009.

         c) By an agreement dated June 1, 2005, the Company entered into an administrative services agreement with a company controlled by a director and officer as described in the related party note. A management fee was payable at a minimum monthly fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods, and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

         d) At July 31, 2009, the Company was obligated to incur $2,224,522 (2008 - $Nil) in eligible Canadian exploration expenses prior to December 31, 2009 (2008 - December 31, 2008) in order to complete obligations entered into pursuant to flow-through share purchase agreements.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

8.       INCOME TAXES

         A reconciliation of income taxes at statutory rates to the Company's effective income tax expense is as follows:

                                                                     2008            2007             2006
                                                                  -----------     -----------     -----------
Statutory tax rate ............................................            32%             34%             34%
                                                                  -----------     -----------     -----------
Computed tax recovery .........................................   $(1,355,000)    $   (80,000)    $(1,437,000)
Changes in temporary differences ..............................          --           (33,000)        (26,000)
Unrecognized items for tax purposes ...........................       949,000         117,000       1,215,000
Benefit of income tax assets recognized (not recognized) ......       382,480      (1,181,276)         24,311
Expenses resulting from change to tax rate ....................        22,000            --              --
                                                                  -----------     -----------     -----------
                                                                  $   (59,520)    $(1,177,276)    $  (223,689)
                                                                  ===========     ===========     ===========

         The significant components of the Company's future income tax assets are as follows:

                                           2008          2007          2006
                                        -----------   -----------   -----------
Exploration and development deductions  $   (33,000)  $  (678,000)  $   584,000
Non-capital losses carried forward ...    1,478,000     1,089,000       717,000
Other temporary differences ..........         --          72,000        60,000
                                        -----------   -----------   -----------
                                         (1,445,000)      483,000     1,361,000
Valuation allowance ..................    1,445,000      (483,000)   (1,361,000)
                                        -----------   -----------   -----------
                                        $      --     $      --     $      --
                                        ===========   ===========   ===========

         The Company has Canadian non-capital losses carried forward of approximately $4,619,000 (2007 - $3,182,000) that may be available for tax purposes. The potential tax benefits of these losses have not been recognized as realization is not considered more likely than not. The losses expire as follows:

                                2009    $     70,000
                                2010    $    277,000
                                2014    $    320,000
                                2015    $    349,000
                                2016    $    950,000
                                2017    $  2,653,000
                                        ------------
                                        $  4,619,000
                                        ============

         The Company has resource pools of approximately $7.6 million (2007 - $4.4 million) available to offset future taxable income. The tax benefit of these amounts is available for carry-forward indefinitely.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

8.       INCOME TAXES (Continued)

         The Company is permitted, under Canadian income tax legislation, to renounce flow-through related resource expenditures to investors in advance of the Company incurring the expenditure. In accordance with this legislation, the Company has twelve months following the effective date of renunciation to icur the expenditures. The Company begins incurring interest charges for unspent funds after one month and fees for unspent funds at the end of the calendar year following the effective date of renunciation, and until such time as funds are fully expended.

         In connection with the issuance of flow-through shares, to date the Company has renounced, to the shareholders, the tax benefits associated with $192,000 (2007 - $3,462,575) in Canadian exploration expenditures incurred. Future income taxes of $59,520 (2007 - $1,177,276; 2006 -
         $223,689) on the exploration expenditures renounced to shareholders were applied against share capital.

         During fiscal 2007 the Company incurred a $105,322 (2006 - $9,056) Part
         XII.6 tax expense on the monthly unspent balance of flow-through funds.

         Subsequent to October 31, 2008 the Company filed for additional flow-through share renunciations totalling $5,310,649.

9.       CAPITAL MANAGEMENT

         The Company manages capital with the goal to safeguard the Company's ability to continue as a going concern and ensure its ability to further explore and develop its mineral property holdings in Canada. The Company includes cash and the components of shareholders' equity in the definition of capital.

         The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

         To  ensure  continued  operations,  the  Company  depends  on  external financing to fund its activities. The Company defines capital that it manages as share capital, and cash and cash equivalents. In the past fiscal year the Company has completed private placements, which provided sufficient funding for the current year's operational activities.

         In the past, the Company has been successful in raising funds through the issuance of share capital. It is uncertain, however, how successful the Company will be in raising more funds in the current difficult market conditions. The Company currently has insufficient funds for its operational activities and will require equity financing, joint ventures or other forms of financing in order to fund continued exploration activities, flow-through expenditure obligations, and administrative overhead costs for the coming year.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

10.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

         Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the notes to these consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

         As at July 31, 2009, the classification of the financial instruments, as well as their carrying values and fair values, are shown in the table below:

                                                              LOANS AND      TOTAL
                                               HELD FOR      RECEIVABLES/   CARRYING
                                                TRADING         OTHER         VALUE       FAIR VALUE
                                              -----------    -----------   -----------    -----------
FINANCIAL ASSETS
   Cash and cash equivalents ..............   $    (1,612)   $      --     $    (1,612)   $    (1,612)
   Accounts receivable ....................          --           62,093        62,093         62,093
                                              -----------    -----------   -----------    -----------
                                              $    (1,612)   $    62,093   $    60,481    $    60,481
                                              -----------    -----------   -----------    -----------
FINANCIAL LIABILITIES
   Accounts payable and accrued liabilities   $      --      $ 1,299,679   $ 1,299,679    $ 1,299,679
   Accounts payable, related parties ......          --          594,060       594,060        594,060
                                              -----------    -----------   -----------    -----------
                                              $      --      $ 1,893,739   $ 1,893,739    $ 1,893,739
                                              -----------    -----------   -----------    -----------

         The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgement is required to develop certain of these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies.

         The methods and assumptions used to estimate the fair value of financial instruments are described below:

         The Company is exposed to potential loss from various risks including commodity price risk, interest rate risk, credit risk and liquidity risk. Based on the Company's operations the liquidity risk and commodity risk are considered the most significant.

         a)       COMMODITY PRICE RISK

                  The Company's ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market prices of base and precious metals including silver, zinc and lead, and the outlook for these metals. The Company does not have any hedging or other derivative contracts respecting its operations.

                  Market prices for metals historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators. The Company has elected not to actively manage its commodity price risk, as the nature of Company's business is in exploration.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

10.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

         c)       LIQUIDITY RISK

                  The liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk through careful management of its financial obligations in relation to its cash position. Using budgeting processes the company manages its liquidity requirements based on expected cash flow to ensure there are adequate funds to meet the short term obligations during the year.

                  During the past year the Company has been able to maintain its liquidity position through private placements. However, the difficult market conditions make it uncertain whether the Company can continue to raise adequate funds to meet its financial obligations.

11.      SUBSEQUENT EVENTS

         In addition to information disclosed elsewhere in these notes, the following occurred during the period subsequent to July 31, 2009:

         a) In August 2009, the Company closed the second tranche of the private placement arranged on July 2, 2009 for 1,086,444 FT and 7,323,000 NFT shares. The financing consisted of units priced at $0.05 for flow-through and $0.045 for non flow-through. The total proceed was $383,857.

         b) In August 2009, the Company entered into an option agreement to obtain a 100% interest in the Sewell East Property in Ontario. Consideration is $50,000 over two years and 300,000 shares issued over two years. There is a 3% NSR. The Company may at any time purchase one-third (1%) of the Royalty interest from the Optionor for $1,000,000, thereby leaving the Optionor with a 2% Royalty interest.

         c)       In  September   2009,  the  Company  issued  the   outstanding
                  1,129,667 shares for the second tranche of the private placement arranged in June 2009.

         d) In September 2009, the warrants with expiry date September 12, 2009 expired unexercised.

         e) On September 23, 2009, the Company granted 600,000 stock options to directors and officers and 1,980,000 stock options to employees and consultants at a price of $0.10 per share for a period of five years.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These consolidated financial statements have been prepared in accordance with GAAP in Canada that differ in certain material respects from GAAP in the United States ("US"). The major differences between Canadian and US GAAP, which affect the Company's consolidated financial statements, are as follows:

         a)       Mineral property exploration and development

                  Under US GAAP, mineral exploration and development property expenditures are expensed in the year incurred in a development stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred and capitalized during this process. Accordingly, for US GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and capitalized exploration costs, which have been incurred by the Company, for which commercially mineable revenues do not exist.

                  Flow-through shares

                  Under Canadian income tax legislation a company is allowed to issue flow-through shares pursuant to which the Company renounces Canadian exploration expenditures to the flow-through share investors for an amount equal to the share issuance price.

                  Under Canadian GAAP, the Company recognizes a future income tax benefit upon the renouncement of these exploration expenditures for the amount of the future tax value of the expenditures renounced. Under U.S. GAAP, the recognition of this future income tax benefit is limited to the extent that the issue price of the flow-through shares exceeds the fair value of the Company's shares on the date that the flow-through shares are sold. This price difference has not been significant and the entire future tax benefit recorded under Canadian GAAP has not been recognized for US GAAP purposes.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (Continued)

         a)       Mineral property exploration and development (continued)

                  The effects on the Company's consolidated financial statements are summarized below:

                                                                  2009             2008            2007
                                                               ------------    ------------    ------------
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Net loss and comprehensive loss for the year under:
   Canadian GAAP ...........................................   $   (473,233)   $ (4,232,821)   $   (234,727)
   Add: Mineral property exploration and development
      expenditures .........................................     (1,107,474)     (9,870,744)     (4,469,687)
   Less: Write-down of properties ..........................         72,249       2,181,735         201,627
   Add: Flow-through shares future income tax benefit not
      recognized
                                                                   (924,265)        (59,520)     (1,177,276)
                                                               ------------    ------------    ------------
Net loss under US GAAP .....................................   $ (2,432,723)   $(11,981,350)   $ (5,680,063)
                                                               ------------    ------------    ------------
Loss per share - US GAAP ...................................   $      (0.01)   $      (0.09)   $      (0.08)
                                                               ------------    ------------    ------------

                                                                    2009           2008           2007
                                                                 -----------    -----------    -----------
CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash flows (used in) operating activities - Canadian GAAP ....   $(2,476,437)   $(1,932,338)   $(1,124,631)
Exploration advances .........................................        20,000           --          (16,615)
Mineral exploration costs capitalized in the year and not
   expensed ..................................................      (125,293)    (7,639,579)    (3,538,818)
                                                                 -----------    -----------    -----------
Cash flows (used in) operating activities - US GAAP ..........   $(2,581,730)   $(9,571,917)   $(4,680,064)
                                                                 -----------    -----------    -----------
Cash flows (used in) investing activities - Canadian GAAP ....   $  (105,293)   $(7,639,579)   $(3,555,433)
Exploration advances .........................................       (20,000)          --          (16,615)
Mineral  exploration  costs  capitalized  in the  year and not
   expensed ..................................................      (125,293)     7,639,579      3,538,818
                                                                 -----------    -----------    -----------
Cash flows (used in) investing activities - US GAAP ..........   $      --      $      --      $      --
                                                                 -----------    -----------    -----------

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (Continued)

                                              2009           2008             2007
                                          ------------    ------------    ------------
Consolidated Balance Sheets
 Assets
 Mineral Properties
      Canadian GAAP ...................   $ 15,075,656      14,040,431    $  6,351,417
      Resource property expenditures
       (cumulative) ...................    (15,075,656)    (14,040,431)     (6,351,417)
---------------------------------------   ------------    ------------    ------------
 United States GAAP ...................   $       --      $       --      $       --
---------------------------------------   ------------    ------------    ------------
 Stockholders' Equity
       Canadian GAAP ..................   $ 13,244,738    $ 12,754,179    $  6,827,569
       Resource property expenditures
        (cumulative) ..................    (15,075,656)    (14,040,431)     (6,351,417)
---------------------------------------   ------------    ------------    ------------
 United States GAAP ...................   $ (1,830,918)   $ (1,286,252)   $    476,152
---------------------------------------   ------------    ------------    ------------

         b)       New accounting pronouncements

                  i) In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. SFAS 157 applies under other existing accounting pronouncements that require or permit fair value measurements, as the FASB previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. This statement is effective for the Company for its fiscal year commencing November 1, 2008.


                  ii) In February 2007, the FASB issued FAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. FAS No. 159 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the Company's first quarter beginning September 1, 2008 and it had no material impact on the consolidated financial statements.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (Continued)

         b)       New accounting pronouncements (Continued)


                  iii) In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("FAS 141R"), which replaces FAS 141 and SFAS No. 160, "Non-controlling Interest in Consolidated Financial Statements", an amendment of ARB No. 51 ("FAS 160"). FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. FAS 141R and FAS 160 shall be applied prospectively on or after an entity's fiscal year that begins on or after December 15, 2008. The Company is currently assessing the impact that FAS 141R and FAS 160 will have on its consolidated financial statements but does not expect that it will have a material impact on the consolidated financial statements.

                  iv) In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, or the Company's fiscal year beginning January 1, 2009, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not expect that it will have a material impact on its consolidated financial statements.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (Continued)

         b)       New accounting pronouncements (Continued)

                  v) In May 2008, the FASB issued FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement) ("FSP No. APB 14-1"). FSP No. APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS
                           133. FSP No. APB 14-1 specifies that issuers of convertible debt instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP No. APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. FSP No. APB 14-1 will be applied retrospectively to all periods presented. The cumulative effect of the change in accounting principle on periods prior to those presented will be recognized as of the beginning of the first period presented. An offsetting adjustment will be made to the opening balance of retained earnings for that period, presented separately.

                           The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or consolidated results of operations.

         c)       Cumulative inception to date information

                  Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises" requires mining companies in the exploration stage to report additional cumulative information from inception. The Company changed its business in the year ended October 31, 2002 and entered the mining exploration business. The following information includes cumulative inception to date information from November 1, 2001. Pre-exploration stage stockholders' deficiency as of October 31, 2001 in the amount of $(86,846), comprised of issued share capital and deficit in the amounts of $3,297,092 (2,309,651 common shares) and $(3,364,696)
                  respectively, have been excluded from the cumulative inception to date information.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (Continued)

         c)       Cumulative inception to date information (Continued)

CONSOLIDATED BALANCE SHEETS (US GAAP)                CUMULATIVE AMOUNTS FROM
                                                            INCEPTION
                                                    ---------------------------
SHAREHOLDERS' EQUITY (STOCKHOLDERS' EQUITY)           NUMBER           SHARE
                                                    OF SHARES          AMOUNT
                                                    -----------    ------------
SHARE CAPITAL
    Issued for
        Loan bonus ..............................       411,111    $     80,000
        Property acquisition ....................     7,931,269       1,338,540
        Shares for debt .........................     5,399,438         681,864
    Issued for cash
        Private placements ......................   147,216,193      18,505,347
        Exercise of options/warrants ............    41,497,833       5,714,267
    Share issuance costs ........................          --        (1,021,972)
    Fair value of stock options exercised .......          --            12,521
    Cancellation of the escrow shares ...........       (25,000)           (250)
    Share subscriptions advance .................          --            56,483
                                                    -----------    ------------
                                                    202,430,844      25,366,800
                                                    ===========
 CONTRIBUTED SURPLUS ............................                     1,780,744
 DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE                   (27,278,889)
                                                                   ------------
                                                                   $    131,344
                                                                   ============


                                                                    CUMULATIVE
                                                                      AMOUNTS
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE                FROM
    LOSS (US GAAP)                                                   INCEPTION
------------------------------------------------------------       ------------
ADMINISTRATIVE EXPENSES
    Amortization ...........................................       $      1,826
    Consulting fees ........................................          1,286,489
    Financing fees .........................................            112,500
    Interest on debt .......................................             79,933
    Investor relations and promotion .......................            637,940
    Legal and accounting ...................................            448,082
    Management fees ........................................          2,162,375
    Office and miscellaneous ...............................            208,583
    Part XII.6 tax .........................................            149,345
    Regulatory fees ........................................            295,618
    Stock based compensation ...............................          1,763,015
    Transfer agent fees ....................................             85,143
    Recovery of prior year expenses ........................            (13,478)
OTHER INCOME (EXPENSES)
    Mineral property exploration and development ...........         19,969,895
    Write off of mineral properties ........................             72,249
    Exploration expenditures ...............................             59,388
    Interest income ........................................            (40,014)
                                                                   ------------
NET LOSS AND COMPREHENSIVE LOSS FROM INCEPTION .............       $(27,278,889)
                                                                   ============

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2009 AND 2008 (UNAUDITED)
--------------------------------------------------------------------------------

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (Continued)

         c)       Cumulative inception to date information (Continued)

                                                                    CUMULATIVE
                                                                      AMOUNTS
                                                                       FROM
STATEMENTS OF CASH FLOWS (US GAAP)                                   INCEPTION
------------------------------------------------------------       ------------
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
    Net loss and comprehensive loss from inception ............    $(27,278,889)
    Add items not affecting cash:
         Amortization .........................................           1,826
         Shares issued for financing and management fees ......         199,364
         Shares and options issued for mineral properties .....         700,900
         Stock based compensation .............................       1,763,015
         Other assets written off .............................       2,253,984
    Change in non-cash operating assets and liabilities .......      (1,461,389)
                                                                   ------------
                                                                    (23,821,188)
                                                                   ------------
FINANCING ACTIVITIES
   Loans received .............................................         712,500
   Repayment of loans .........................................        (150,000)
   Share subscription advance .................................          56,483
   Issuance of share capital ..................................      24,219,614
   Share issuance costs .......................................      (1,018,972)
                                                                   ------------
                                                                     23,819,625
                                                                   ------------
INVESTING ACTIVITY
   Purchase of equipment ......................................          (1,826)
                                                                   ------------
 NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .........    $     (3,389)
                                                                   ============

AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE PERIOD ENDED JULY 31, 2009
--------------------------------------------------------------------------------

                              RED LAKE     SILVERSTRIKE                      AJAX
                                GROUP          GROUP      DONOVAN BASIN      GROUP          FRIPP
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $    218,714   $    281,730   $    240,460   $    203,698   $     61,007
   Staking costs ........          1,440           --             --             --             --
   Option payments cash .           --            7,500           --             --             --
   Option payments shares           --            9,900          3,300           --            4,125
   Finder's fees cash ...           --             --             --             --             --
   Administration fee ...           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........        220,154        299,130        243,760        203,698         65,132
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........        575,104      1,581,412        737,020      1,672,562        328,926
   Consulting ...........          8,262            100           --             --             --
   Drilling .............           --             --             --           10,500           --
   Geological ...........          4,112         27,333          4,393          2,740         11,502
   Line cutting .........           --             --             --             --            8,740
   Mapping and sampling .          8,735         31,041          2,310            650          1,039
   Equipment rentals ....            706         10,714          3,762          2,376          1,129
   Miscellaneous ........           --             --             --             --             --
   Administration fee ...           --           18,000            608            100           --
   Surveying ............           --           52,456         55,220         24,185           --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........        596,919      1,721,055        803,313      1,713,113        351,336
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD ..   $    817,073   $  2,020,185   $  1,047,073   $  1,916,811   $    416,468
                            ============   ============   ============   ============   ============


                                            OKE & FORD                    OTTER POND
                             BLACKSTOCK      PROPERTY      FORGE LAKE      PROPERTY
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $     25,360   $    134,300   $     46,827   $     44,101
   Staking costs ........          8,600           --             --             --
   Option payments cash .           --             --            9,000         15,000
   Option payments shares           --             --            1,467            688
   Finder's fees cash ...           --             --             --             --
   Administration fee ...           --             --            1,323          2,233
                            ------------   ------------   ------------   ------------
   Write-off ............           --             --             --             --
                            ------------   ------------   ------------   ------------
Closing balance .........         33,960        134,300         58,617         62,022
                            ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........         36,619           --            5,647          5,031
   Consulting ...........           --             --             --             --
   Drilling .............           --             --             --             --
   Geological ...........            700           --             --             --
   Line cutting .........           --             --             --             --
   Mapping and sampling .           --             --             --             --
   Equipment rentals ....           --             --             --             --
   Miscellaneous ........           --             --             --             --
   Administration fee ...           --             --             --             --
   Surveying ............           --             --             --             --
   Write-off ............           --             --             --             --
                            ------------   ------------   ------------   ------------
Closing balance .........         37,319           --            5,647          5,031
                            ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD ..   $     71,279   $    134,300   $     64,264   $     67,053
                            ============   ============   ============   ============

AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE PERIOD ENDED JULY 31, 2009
--------------------------------------------------------------------------------

                                             LOVELAND
                               MORIN         PROPERTY        CHEWETT         DALE GOLD
                              PROPERTY         GROUP         PROPERTY        PROPERTY       CHAPLEAU
                              ONTARIO         ONTARIO         ONTARIO         ONTARIO        ONTARIO
                            ------------   ------------    ------------    ------------   ------------
ACQUISITION COSTS
Opening balance .........   $     87,200   $    527,144    $     20,180    $     65,500   $    399,529
   Staking costs ........           --            3,400            --              --             --
   Option payments cash .           --           75,000            --              --           39,293
   Option payments shares          4,000          8,000            --             8,250           --
   Finder's fees cash ...           --             --              --              --             --
   Administration fee ...           --             --              --              --            3,970
                            ------------   ------------    ------------    ------------   ------------
   Write-off ............           --             --           (20,180)           --             --
                            ------------   ------------    ------------    ------------   ------------
Closing balance .........         91,200        613,544            --            73,750        442,791
                            ------------   ------------    ------------    ------------   ------------

DEFERRED EXPLORATION
Opening balance .........            831      1,655,133          29,468          21,721      1,422,201
   Consulting ...........           --              280            --              --             --
   Drilling .............           --          233,845            --              --            8,378
   Geological ...........          2,038        151,648            --                87         16,567
   Line cutting .........           --             --              --              --              344
   Mapping and sampling .           --           42,025            --              --            8,660
   Equipment rentals ....           --           38,701            --              --             --
   Miscellaneous ........           --             --              --              --             --
   Administration fee ...           --             --              --              --            7,383
   Surveying ............           --          (12,218)           --              --          (82,270)
   Write-off ............           --             --           (29,468)           --             --
                            ------------   ------------    ------------    ------------   ------------
Closing balance .........          2,869      2,109,414            --            21,808      1,381,262
                            ------------   ------------    ------------    ------------   ------------
BALANCE, END OF PERIOD ..   $     94,069   $  2,722,958    $       --      $     95,558   $  1,824,053
                            ============   ============    ============    ============   ============



                                               EAST          KEITH &        JESSOP
                               HORWOOD       BREACCIA        SEWELL        PROPERTY
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $    265,872   $    134,584   $    198,758   $     55,000
   Staking costs ........           --             --             --             --
   Option payments cash .          7,500         15,000           --           10,000
   Option payments shares          5,250          4,500           --            7,000
   Finder's fees cash ...           --             --             --             --
   Administration fee ...           --             --             --             --
                            ------------   ------------   ------------   ------------
   Write-off ............           --             --             --             --
                            ------------   ------------   ------------   ------------
Closing balance .........        278,622        154,084        198,758         72,000
                            ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........      1,516,280        172,185        229,252        106,116
   Consulting ...........           --             --             --             --
   Drilling .............            777           --               79           --
   Geological ...........         25,898          6,706          2,888          6,014
   Line cutting .........          7,860           --             --             --
   Mapping and sampling .          2,529           --            3,093          3,300
   Equipment rentals ....          1,185           --             --              988
   Miscellaneous ........           --             --             --             --
   Administration fee ...         18,000           --             --             --
   Surveying ............           --             --             --            7,336
   Write-off ............           --             --             --             --
                            ------------   ------------   ------------   ------------
Closing balance .........      1,572,528        178,891        235,312        123,755
                            ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD ..   $  1,851,150   $    332,975   $    434,070   $    195,755
                            ============   ============   ============   ============

AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE PERIOD ENDED JULY 31, 2009
--------------------------------------------------------------------------------

                               MONETA         TIMMINS      RAWLINSON        LARCHE
                              LOVELAND         NORTH          LAKE         PROPERTY
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $    357,800   $     31,360   $       --     $       --
   Staking costs ........          2,450         23,800           --             --
   Option payments cash .           --             --             --            5,000
   Option payments shares           --             --             --             --
   Finder's fees cash ...           --             --             --             --
   Administration fee ...           --             --             --             --
   Write-off ............           --             --             --             --
                            ------------   ------------   ------------   ------------
Closing balance .........        360,250         55,160           --            5,000
                            ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........        123,058        403,575          6,265           --
   Consulting ...........           --             --             --             --
   Drilling .............           --             --             --             --
   Geological ...........          2,113          1,975           --             --
   Line cutting .........          4,800           --             --             --
   Mapping and sampling .            650          1,100           --             --
   Equipment rentals ....           --             --             --             --
   Miscellaneous ........           --             --             --             --
   Administration fee ...           --             --             --             --
   Surveying ............          2,460           --             --             --
   Write-off ............           --             --             --             --
                            ------------   ------------   ------------   ------------
Closing balance .........        133,081        406,650          6,265           --
                            ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD ..   $    493,331   $    461,810   $      6,265   $      5,000
                            ============   ============   ============   ============


                                             ARMSTRONG        NORBERG
                              CUMMINGS         LAKE          PROPERTY
                               ONTARIO        ONTARIO         ONTARIO          TOTAL
                            ------------   ------------    ------------    ------------
ACQUISITION COSTS
Opening balance .........   $       --     $       --      $     12,900    $  3,412,024
   Staking costs ........           --            9,700            --            49,390
   Option payments cash .          5,000           --              --           188,293
   Option payments shares           --             --              --            55,746
   Finder's fees cash ...           --             --              --              --
   Administration fee ...           --             --              --             9,636
   Write-off ............           --           (9,700)        (12,900)        (42,780)
                            ------------   ------------    ------------    ------------
Closing balance .........          5,000           --              --         3,672,308
                            ------------   ------------    ------------    ------------

DEFERRED EXPLORATION
Opening balance .........           --             --              --        10,628,406
   Consulting ...........           --             --              --             8,642
   Drilling .............           --             --              --           253,579
   Geological ...........           --             --              --           266,714
   Line cutting .........           --             --              --            21,744
   Mapping and sampling .           --             --              --           105,131
   Equipment rentals ....           --             --              --            59,561
   Miscellaneous ........           --             --              --              --
   Administration fee ...           --             --              --            41,872
   Surveying ............           --             --              --            47,168
   Write-off ............           --             --              --           (29,468)
                            ------------   ------------    ------------    ------------
Closing balance .........           --             --              --        11,403,348
                            ------------   ------------    ------------    ------------
BALANCE, END OF PERIOD ..   $      5,000   $       --      $       --      $ 15,075,656
                            ============   ============    ============    ============

AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE PERIOD ENDED JULY 31, 2008
--------------------------------------------------------------------------------

                              RED LAKE     SILVERSTRIKE                       AJAX                                     CONNOR CREEK
                                GROUP          GROUP      DONOVAN BASIN      GROUP        MENNIN LAKE       FRIPP         BRITISH
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO         ONTARIO        ONTARIO       COLUMBIA
                            ------------   ------------   ------------   ------------    ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $    148,434   $    178,698   $    176,360   $    188,698    $     89,715   $     26,847   $     22,500
   Staking costs ........            280         23,032          2,760           --              --            9,660           --
   Option payments cash .         70,000         60,000         25,000        100,000          30,000         10,000           --
   Option payments shares           --           20,000         35,500         15,000          10,250         12,500           --
   Finder's fees cash ...           --             --             --             --              --             --             --
   Administration fee ...           --             --             --             --              --             --             --
                            ------------   ------------   ------------   ------------    ------------   ------------   ------------
   Write-off ............           --             --             --         (100,000)           --             --             --
                            ------------   ------------   ------------   ------------    ------------   ------------   ------------
Closing balance .........        218,714        281,730        239,620        203,698         129,965         59,007         22,500
                            ------------   ------------   ------------   ------------    ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........        225,870        993,832        191,345        196,343         173,762         42,017        555,514
   Consulting ...........           --              100            100           --              --              550           --
   Drilling .............        206,706        361,941          5,765      1,062,048            --          106,980         22,292
   Geological ...........         78,529          5,625         13,425         68,251          24,631         28,404           --
   Line cutting .........          2,110         46,931           --           37,006            --           29,188           --
   Mapping and sampling .         17,035         10,561        126,379        104,511           6,775         11,499         23,422
   Miscellaneous ........           --             --              100           --              --             --             --
   Administration fee ...           --           18,100           --             --              --                3         14,869
   Surveying ............           --           86,044        393,389        100,507            --            4,396           --
   Write-off ............           --             --             --             --              --             --             --
                            ------------   ------------   ------------   ------------    ------------   ------------   ------------
Closing balance .........        530,251      1,523,134        730,502      1,568,666         205,168        223,037        616,096
                            ------------   ------------   ------------   ------------    ------------   ------------   ------------
BALANCE, END OF PERIOD ..   $    748,965   $  1,804,864   $    970,122   $  1,772,364    $    335,133   $    282,044   $    638,596
                            ============   ============   ============   ============    ============   ============   ============


                                            OKE & FORD                    OTTER POND
                             BLACKSTOCK      PROPERTY      FORGE LAKE      PROPERTY
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $     15,840   $    134,300   $     37,628   $     33,542
   Staking costs ........          9,520           --             --             --
   Option payments cash .           --             --            8,000          9,182
   Option payments shares           --             --             --             --
   Finder's fees cash ...           --             --             --             --
   Administration fee ...           --             --            1,199          1,377
                            ------------   ------------   ------------   ------------
   Write-off ............           --             --             --             --
                            ------------   ------------   ------------   ------------
Closing balance .........         25,360        134,300         46,827         44,101
                            ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........         29,655           --            5,647          5,031
   Consulting ...........           --             --             --             --
   Drilling .............           --             --             --             --
   Geological ...........           --             --             --             --
   Line cutting .........           --             --             --             --
   Mapping and sampling .            660           --             --             --
   Miscellaneous ........           --             --             --             --
   Administration fee ...           --             --             --             --
   Surveying ............          6,304           --             --             --
   Write-off ............           --             --             --             --
                            ------------   ------------   ------------   ------------
Closing balance .........         36,619           --            5,647          5,031
                            ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD ..   $     61,979   $    134,300   $     52,474   $     49,132
                            ============   ============   ============   ============

AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE PERIOD ENDED JULY 31, 2008
--------------------------------------------------------------------------------

                                              HUNTER                                      SHARPE &
                            GOULD COPPER       GOLD         CHAPLEAU        WILLET         SAVARD
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $     43,465   $     30,555   $    294,975   $     22,500   $     26,625
   Staking costs ........          1,560           --             --             --             --
   Option payments cash .           --            5,000           --           10,000         50,000
   Option payments shares          6,900         14,250           --           17,750           --
   Finder's fees cash ...           --             --             --             --             --
   Administration fee ...           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         51,925         49,805        294,975         50,250         76,625
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........         60,748          1,819        404,825         10,270         27,475
   Consulting ...........           --             --             --             --             --
   Drilling .............           --             --             --             --           46,472
   Geological ...........           --             --           23,921           --            1,000
   Line cutting .........         17,723         10,232        388,523           --             --
   Mapping and sampling .             80          9,543        123,106           --              574
   Miscellaneous ........            765           --             --             --             --
   Administration fee ...           --             --           80,251           --             --
   Surveying ............          7,970         32,770           --             --            6,110
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         87,285         54,364      1,020,626         10,270         81,631
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD ..   $    139,210   $    104,169   $  1,315,601   $     60,520   $    158,256
                            ============   ============   ============   ============   ============


                                                             KEITH &
                               HORWOOD     EAST BREACCIA     SEWELL      ANDERSON LAKE     PATENT
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $    142,705   $     75,170   $    113,297   $     64,950   $     61,000
   Staking costs ........          2,680         22,914          6,161           --             --
   Option payments cash .         45,000         25,000         39,000         25,000         20,000
   Option payments shares         74,750         11,500         35,700         10,500         15,375
   Finder's fees cash ...           --             --             --             --             --
   Administration fee ...            657           --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........        265,792        134,584        194,158        100,450         96,375
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........        490,996         57,681         51,259         14,394            957
   Consulting ...........          1,125           --             --             --             --
   Drilling .............        698,120            190          5,215           --          107,759
   Geological ...........         73,668         17,356          5,450         18,014          4,325
   Line cutting .........         18,573         22,970         36,350         21,333          2,500
   Mapping and sampling .         26,266         13,417            240           --            9,082
   Miscellaneous ........           --             --             --             --             --
   Administration fee ...         18,000           --              360           --             --
   Surveying ............        141,679         43,245         98,190           --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........      1,468,595        154,859        197,064         53,741        124,623
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD ..   $  1,734,387   $    289,443   $    391,222   $    154,191   $    220,998
                            ============   ============   ============   ============   ============

AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE PERIOD ENDED JULY 31, 2008
--------------------------------------------------------------------------------

                                              LOVELAND
                                MORIN         PROPERTY       CHEWETT      GOGAMA MOLY
                              PROPERTY         GROUP        PROPERTY       PROPERTY       OWL LAKE
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $     44,600   $    246,991   $     19,680   $     16,500   $     10,000
   Staking costs ........           --          137,773            500           --             --
   Option payments cash .         30,000        100,000           --           15,000           --
   Option payments shares         12,600         42,000           --           26,625           --
   Finder's fees cash ...           --             --             --             --             --
   Administration fee ...           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         87,200        526,764         20,180         58,125         10,000
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........            831         68,187         21,592            940            900
   Consulting ...........           --             --             --             --             --
   Drilling .............           --          894,942           --             --             --
   Geological ...........           --           87,563           --             --             --
   Line cutting .........           --           67,585           --             --             --
   Mapping and sampling .           --           15,834           --             --             --
   Miscellaneous ........           --              313           --             --             --
   Administration fee ...           --               43           --             --             --
   Surveying ............           --           65,789          7,876           --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........            831      1,220,256         29,468            940            900
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD ..   $     88,031   $  1,727,020   $     49,648   $     59,065   $     10,900
                            ============   ============   ============   ============   ============



                              DALE GOLD     METEOR LAKE      MCTAVISH      MINE CENTER   MEGGISI LAKE
                              PROPERTY       PROPERTY        PROPERTY       PROPERTY       PROPERTY
                               ONTARIO        ONTARIO         ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------    ------------   ------------   ------------

ACQUISITION COSTS
Opening balance .........   $     25,500   $     15,381    $      2,640   $      2,340   $       --
   Staking costs ........           --             --              --             --             --
   Option payments cash .         15,000           --              --             --           12,000
   Option payments shares         19,500           --              --             --            9,250
   Finder's fees cash ...           --             --              --             --             --
   Administration fee ...           --             --              --             --             --
                            ------------   ------------    ------------   ------------   ------------
   Write-off ............           --          (15,381)           --             --             --
                            ------------   ------------    ------------   ------------   ------------
Closing balance .........         60,000           --             2,640          2,340         21,250
                            ------------   ------------    ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........            640         15,102            --             --             --
   Consulting ...........           --             --              --             --             --
   Drilling .............           --             --              --             --             --
   Geological ...........           --             --              --             --             --
   Line cutting .........           --             --              --             --             --
   Mapping and sampling .           --             --              --             --             --
   Miscellaneous ........           --             --              --             --             --
   Administration fee ...           --             --              --             --              746
   Surveying ............           --             --              --             --             --
   Write-off ............           --          (15,102)           --             --             --
                            ------------   ------------    ------------   ------------   ------------
Closing balance .........            640           --              --             --              746
                            ------------   ------------    ------------   ------------   ------------
BALANCE, END OF PERIOD ..   $     60,640   $       --      $      2,640   $      2,340   $     21,996
                            ============   ============    ============   ============   ============

AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE PERIOD ENDED JULY 31, 2008
--------------------------------------------------------------------------------

                               JESSOP         MONETA         TIMMINS        NORBERG        REVELL
                              PROPERTY       LOVELAND,        NORTH,       PROPERTY       PROPERTY
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO         TOTAL
                            ------------   ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $       --     $       --     $       --     $       --     $       --     $  2,311,436
   Staking costs ........           --           17,400         19,780           --             --          254,020
   Option payments cash .         18,000        200,000           --            6,000         25,000        952,182
   Option payments shares         37,000        140,400           --            6,900         17,250        576,500
   Finder's fees cash ...           --             --             --             --             --           15,000
   Administration fee ...           --             --             --             --             --            3,234
                            ------------   ------------   ------------   ------------   ------------   ------------
   Write-off ............           --             --             --             --             --         (115,381)
                            ------------   ------------   ------------   ------------   ------------   ------------
Closing balance .........         55,000        357,800         19,780         12,900         42,250      3,996,991
                            ------------   ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........           --             --          391,356           --             --        4,039,981
   Consulting ...........           --             --             --             --             --            1,875
   Drilling .............           --           88,548           --             --             --        3,607,146
   Geological ...........           --            9,563         11,559           --             --          472,284
   Line cutting .........           --           10,040           --             --             --          711,063
   Mapping and sampling .           --             --              660           --             --          499,643
   Miscellaneous ........           --             --             --             --             --              313
   Administration fee ...          1,187            105           --             --             --          134,528
   Surveying ............           --            4,100           --             --             --          998,368
   Write-off ............           --             --             --             --             --          (17,095)
                            ------------   ------------   ------------   ------------   ------------   ------------
Closing balance .........          1,187        112,355        403,575           --             --       10,448,106
                            ------------   ------------   ------------   ------------   ------------   ------------
BALANCE, END OF PERIOD ..   $     56,187   $    470,155   $    423,355   $     12,900   $     42,250   $ 14,445,097
                            ============   ============   ============   ============   ============   ============

                                                                      DOCUMENT 2


                                                   #711-675 WEST HASTINGS STREET
                                                VANCOUVER, B.C.  CANADA  V6B 1N2
                                                        TELEPHONE:  604-685-2222
                                                              FAX:  604-685-3764
                                                          WWW.AMADORGOLDCORP.COM


                  AMADOR GOLD CORP. ("AMADOR" OR "THE COMPANY")

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       FOR THE PERIOD ENDED JULY 31, 2009

INTRODUCTION

The following management discussion and analysis has been prepared as of September 25, 2009. The selected financial information set out below, and certain comments which follow, are based on and derived from the management prepared consolidated financial statements of AMADOR GOLD CORP. (the "Company" or "Amador") for the period ended July 31, 2009 and should be read in conjunction with them. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all numbers are reported in Canadian dollars.

FORWARD LOOKING INFORMATION

Certain statements contained in the following Management's Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward-looking statements while considering the risks set forth below.

RISKS AND UNCERTAINTIES

The Company's business is highly uncertain and risky by its very nature. The two most significant risks for the Company are:

         1) The chances of finding an economic ore body are extremely small;

         2) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them.

The Company has a portfolio of properties at the grass roots stage of development. Discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Company does not expect to receive significant income from any of its properties in the foreseeable future.

Other risk factors include the establishment of undisputed title to mineral properties, environmental concerns and the obtaining of governmental permits and licenses when required. Success is totally dependent upon the knowledge and expertise of management and employees and their ability to identify and advance attractive exploration projects and targets from grass roots to more advanced stages. The Company is fortunate to have attracted highly qualified individuals with superior track records through a number of exploration successes.

Regulatory standards continue to change, making the review process longer, more complex and therefore more expensive. Even if an ore body is discovered, there is no assurance that it will ever reach production. While it is impossible to eliminate all of the risks associated with exploration and mining, it is management's intention to manage its affairs, to the extent possible, to ensure that the Company's assets are protected and that its efforts will result in increased shareholder value.

DESCRIPTION OF BUSINESS/INTRODUCTION

Amador is a Canadian listed public company with its shares traded on the TSX Venture Exchange (the "Exchange") under the symbol "AGX" as a Tier 2 company. The Company is also a Securities & Exchange Commission ("SEC") reporting company and is required to file Form 20-F annual reports and Form 6-K interim reports. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

Amador is a junior mining exploration company with no revenues from mineral producing operations. Its assets consist of Canadian mineral properties, cash and cash equivalents, accounts receivable, prepaid expenses and, exploration advances. Activities include acquiring mineral properties and conducting exploration programs. The Company funds its operations through the sale of shares of the Company. The mineral exploration business is very high risk and most exploration projects will not become mines. The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property. For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt. Rather, it depends on the issue of shares from the treasury to investors. Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, position stock market conditions, a company's track record and the experience of management.

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.amadorgoldcorp.com.

OVERALL PERFORMANCE

The financial crisis of the past year has had a direct impact on the Company's financial performance over the nine month period. The Company attracted less capital ($2,218,504) than in 2008 ($6,904,517) which directly impacted the Company's ability to spend on exploration and property acquisition activities.

To conserve cash the Company plans to renegotiate terms for properties wherever possible, and further terminate properties that underperforming. The reduced payments, financial commitments and number of projects will better position the Company to focus on its core projects, specifically the Loveland Gold Project, and to weather a period of weak equity markets.

During last quarter the company commenced a drilling project on the Loveland project, which was completed during the current quarter on May 15, 2009. During the nine month period ended July 31, 2009 the Company spent $804,410 on exploration and $303,064 on mineral property acquisition. Significant expenditures on mineral properties were with respect to geological services ($266,714) and drilling ($253,579). Overall, on a property-by-property basis, the expenses on the Loveland Property were most significant ($466,499).

OUTLOOK

The Company has a portfolio of properties at the exploration stage of development. Preliminary work is to be completed on the properties and, based on results, work programs will be developed in order to further explore these properties.

The Company's future financial success will be dependent upon the ability to raise additional capital from the issue of treasury shares or the discovery and development of a body of commercial ore. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Company does not expect to receive significant income from any of its properties in the foreseeable future.

Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties, reduce or terminate its operations and/or re-negotiate the terms of property agreements.

PROPERTY SUMMARIES AND EXPLORATION UPDATES

RED LAKE PROPERTY GROUP

A.       TODD TOWNSHIP PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit/Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. Consideration is, over a 4-year period, to pay $69,000 (paid) and issue 100,000 common shares of the Company (issued). In addition, the property is subject to a 2% net smelter royalty ("NSR") with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property lies within the Pipestone Bay/St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930s exposed quartz veins hosted within iron formation.

A grid has been established over the property and numerous VLF EM and magnetic anomalies have been identified for follow-up by prospecting and geochemistry prior to trenching or drilling.

B.       MASKOOCH LAKE PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option to earn a 100% interest in 44 claim units covering 1,280 acres in the Birch-Uchi Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskooch Lake property. Consideration is, over a 4-year period, to pay $88,000 (paid) and issue 100,000 common shares of the Company (issued). In addition, the property is subject to a 2% NSR with the Company given the right to purchase 1% of the NSR for $1,000,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zinc-silver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskooch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970s to the mid 1980s. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskooch Lake have exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length.

A grid has been established over the property and strong VLF EM and magnetic anomalies appear to coincide with existing mineralized showings. The main anomaly is over 800 metres long, trends under a lake to the west and may be folded to the east where a large 300m by 300m anomaly occurs at what might be the nose of the fold. The grid was extended over the lake in the winter followed by magnetometer and induced Polarization (IP) Surveys.

During the spring of 2007, the Company staked an additional 406 claim units (1624 hectares, or 4011 acres) and completed a 760 km VTEM airborne survey. This work was initiated based on a review of the ground geophysical data in conjunction with local and regional showings and geology. The new land package covers a large area with volcanogenic massive sulphide and gold mineralization potential. Results of the VTEM survey and geochemical sampling were analyzed and drilling areas were identified.

In October 2008, field work and sampling was conducted at the property by Dr. Hudak, Associate Professor of Geology, University of Wisconsin Oshkosh. Dr. Hudak evaluated the Maskooch Gold Showing, a 9-10 meter wide shear zone associated with chlorite and ankerite that historically produced assays of up to 16/g/t gold. Preliminary research showed the zone can be followed for several kilometers across the property. The main targets for follow up exploration are areas where the shear zone intersects with iron formations on the property as these may provide chemical traps for gold formations.

The field work in 2008 has enhanced the Company's understanding of the gold and base metal potential. The information collected from this work along with proposed follow-up mapping and sampling will be used to select the best VTEM anomalies and other targets for trenching and test-drilling during the rest of 2009.

Andrew Tims, P.Geo., is the qualified person for the purposes of National Instrument 43-101.

SILVER PROPERTIES, ONTARIO

A.       SILVERSTRIKE PROPERTY

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Silverstrike Property located in the northwestern corner of James Township, Ontario. Consideration is, over a 4-year period, to pay $50,000 ($40,000 paid), issue 150,000 common shares of the Company (issued) and incur an aggregate of $80,000 in exploration expenses over four years ($73,352 spent). The property is subject to a 2% NSR with a buy back of 0.5% for $500,000 and a second 0.5% buy back for a further $500,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silverstrike Property comprises 256 hectares. The Property is made up of a number of old workings with four shafts being found dating back to the early 20th Century. Previous work has consisted of limited prospecting with interesting copper, silver, nickel and cobalt mineralization being found. The Silverstrike Property is easily accessed by vehicle.

Compilation of historical data has identified the preferred orientation of silver vein systems on the property. A grid was established over part of the property followed by an Induced Polarization (IP) geophysical survey. The next step will be to complete a soil geochemical survey over the grid followed by trenching or drilling.

B.       SILVERCLAIM LAKE PROPERTY

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Silverclaim Lake Property located in the Mickle Township, northern Ontario. Revised terms were agreed to on January 27, 2009. Under the new terms consideration is, over a 5-year period, to pay $150,000 ($100,000 paid) and issue 200,000 common shares of the Company (issued). The property is subject to a 2% NSR with a buy back of 0.5% for $500,000 and a second 0.5% buy back for a further $500,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silverclaim Property comprises 256 hectares. The Property has been extensively worked and is a system of parallel veins with high grade mineralization. In 1980, ENR Partnership and Silver Lake Resources Inc. completed 7,338 feet of surface diamond drilling and in 1982, 18,230 feet of diamond drilling was completed by Silver Lake Resources Inc.

In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling. A bulk sample weighing 7.5 tons was taken from the floor of the ramp for 15 feet long and 6 feet wide and assayed 11.277 ounces silver per ton. Also in 1983 a bulk sample weighing 10.3 tons was taken from a 20 foot length and 4 foot width of the vein and assayed 14.390 ounces silver per ton. 110 feet west of the decline a 30 foot drift was driven north on a vein. A bulk sample weighing 624 pounds from a 3 foot wide and 4 foot high section assayed 18.075 ounces silver per ton. This vein was projected north for more than 500 feet. In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins.

Limited work has been carried out since 1984, partly due to the Temagami Land Caution and partly due to a consolidation of the land position in the area. The Silverclaim Property covers the majority of the known silver showings in the area and recent prospecting has identified a number of other untested parallel veins. Compilation of historical data followed by ground work will be undertaken prior to trenching, drilling and/or additional bulk sampling to further delineate and expand existing silver resources on the Property.

Compilation of historical data has identified the preferred orientation of silver vein systems and a massive copper sulphide vein on the property. An initial grid with Induced Polarization (IP) survey has been completed.

A drill program was completed during the 2007 field season. Drilling tested historical silver workings and their strike extensions. Drilling has encountered strong structures on strike with historical workings that locally contain high grade silver (Ag) mineralization such as 506 g Ag/tonne over 2.32m drilled width (hole AGSC07-12), or disseminated lower grade silver over wider drilled widths, such as 63g Ag/tonne over 11.03m (hole AGSC07-07).

Twenty-three holes were drilled to test structures in 4 separate areas. Drill holes are summarized below. Area 4 had the most interesting results. Assays are pending for some of the samples and holes.

AREA 1

Hole AGSC07-01 was drilled beneath a surface trench copper (Cu) vein showing. Anomalous copper values were intersected ranging from 0.14% Cu over 0.30m to 0.46% Cu over 2.18m.

AREA 2

Hole AGSC07-02 was drilled to reproduce an historical hole with significant silver values to the north of the 1049 foot ramp decline and exploratory workings that Teck Corporation completed in 1983. The most significant intersection was 158g Ag/tonne over 1.35m drilled width.

AREA 3

Holes AGSC07-03, 04, 05, and 15 to18 were drilled to test the down-dip and strike extension of silver mineralization in the vicinity of historical underground workings. Assays are pending.

AREA 4

Holes AGSC07-06, 07, 08, 12, 13, 14, 19, 20, 21 were short holes designed to test to the north of an historical surface trench. Holes AGSC07-09, 10 and 11 tested beneath this trench. Most holes intersected a strong structure with calcite veining and wall rock alteration. Silver occurs within veins and the adjacent wall rock

The following table lists silver results received to date. Samples were sent to Expert Laboratory for Atomic Absorption (AA) and ICP analysis. Results are pending for holes AGSC07- 14, 19, and 20.

Metallic assays are also pending for higher grade silver sections of the veins. Metallic assaying is required when the core is expected to have a strong nugget effect due to the presence of visible native silver.

   HOLE                    LOCATION                                SILVER GRADE DRILLED WIDTH
------------ ---------------------------------------------- ----------------------------------------
AGSC07-06    Drilled to test 15m north of an historical     31 g /t over 3.06m.
             trench (Az 180 deg)                            A 0.42 m pulp metallic assay is
                                                            pending for part of this section.
------------ ---------------------------------------------- ----------------------------------------
AGSC07-07    Drilled on section under hole 6                63 g/t 11.03m
                                                            A  0.37m pulp metallic assay is
                                                            pending for part of this section.
------------ ---------------------------------------------- ----------------------------------------
AGSC07-08    Drilled on section under hole 7                56 g/t over 0.97m
------------ ---------------------------------------------- ----------------------------------------
AGSC07-09    Drilled to test under the historical trench    13g/t over 0.23m
------------ ---------------------------------------------- ----------------------------------------
AGSC07-10    Drilled on section under hole 9                191g/t over 2.58m
                                                            A  0.32m pulp metallic assay interval is
                                                            pending for part of this section.
------------ ---------------------------------------------- ----------------------------------------
AGSC07-11    Drilled on section under hole 10               6g Ag/tonne over 0.43m
------------ ---------------------------------------------- ----------------------------------------
AGSC07-12    Drilled 15 m north of hole 6 (Az 180 deg)      506 g Ag/tonne over 2.32m
------------ ---------------------------------------------- ----------------------------------------
AGSC07-13    Drilled on section under hole 12               48 g/t over 1.60m
                                                            (includes 141g/t over 0.34m)
------------ ---------------------------------------------- ----------------------------------------
AGSC07-21    Drilled 75 m north of hole 12 and 13 (Az 180   58 g/t over 11.01 m
             deg)                                           A 0.31 m metallic assay is pending for
                                                            part of this section
------------ ---------------------------------------------- ----------------------------------------

Most of the holes intersected a strong structure containing silver. There is no historical record or evidence that the area drilled was ever worked or even discovered by early explorers. Five of the nine holes with results received to date have intersected high grade silver veins close to surface. In addition, some holes have intersected wide zones of lower grade silver within wall rock adjoining the veins.

The purpose of this drilling is two-fold. One is to test the strike extension of historical workings. This has been successful. The other purpose is to get background data on silver bearing structures in the area. This data will be used to help interpret results of VTEM airborne surveys that were flown on Amador's Silverclaim, Silverstrike and Donovan Basin Silver Properties in the Elk Lake and Gowganda Silver Camps. Currently geologists are evaluating the data to determine the next phase of exploration.

Doug Robinson, P.Eng, is a qualified person for the purposes of National Instrument 43-101for this project.

C.       CAPITOL SILVER PROPERTY

On June 21, 2005, the Company acquired an option to earn a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. New terms were negotiated on December 12, 2008. The renegotiated consideration is to pay $27,500 (paid) and issue 350,000 common shares of the Company (issued). There is a 2% NSR of which 0.5% may be purchased for $500,000 and a second 0.5% for a further $500,000. The agreement was accepted for filing by the Exchange on September 22, 2005.

High grade nickel, cobalt and silver veins were first discovered on the Capital Silver Property in 1908. The veins were mined during the late 1930s and the latter half of the 1960s. No further exploration or development has been recorded for the property. Potential exists for additional high grade mineralized zones along strike and down dip from the existing workings. Amador will also assess opportunities for bulk tonnage, lower grade nickel, cobalt and silver mineralized zones on the property. Compilation of historical data is ongoing.

DONOVAN BASIN PROPERTY GROUP, ONTARIO

During the spring of 2006, the Company staked 676 units (approximately 27,000 acres) to form one large land package that incorporates the following three properties and all the land in between. This large property covers a newly identified potential silver basin (called the Donovan Basin) that is similar in geology and style to the mineralization in the Cobalt Silver Camp basin and the Gowganda Silver Camp basin.

A.       THOMPSON PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario. Revised terms were agreed on May 13, 2009. Under the new terms consideration is, over a 4-year period, to pay $28,000 ($20,000 paid), issue 150,000 common shares of the Company (issued) and incur $60,000 in exploration expenses over four years (completed). The property is subject to a 2% NSR with a buy back of 0.5% for $500,000 and a second 0.5% buy back for a further $500,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Thompson Property comprises 416 hectares. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The last work conducted on the Property consisted of geophysical surveys in 1960 which identified targets with recommendations for drilling. No drilling was done.

The Company plans to complete a grid and conduct geophysical surveys to outline existing mineralized silver zones and their strike extent prior to testing by trenching or drilling.

B.       KELL MINE PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario. Consideration is, over a 4-year period, to pay $30,000 ($20,000 paid), issue 150,000 common shares of the Company (issued) and incur $60,000 in exploration expenses over four years (completed). The property is subject to a 2% NSR with a buy back of 0.5% for $500,000 and a second 0.5% buy back for a further $500,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Kell Property comprises 112 hectares. The area hosts a multiple of known deposits with significant mineralization. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The Kell Mine Property exhibits potential for future mineral discoveries of copper, silver, nickel and cobalt.

The Company completed an exploration program involving magnetic and electromagnetic surveys and drilling of 17 holes, totaling 2270 m, testing the Kell vein along strike and at shallow depths. The exploration program successfully identified areas of silver enrichment along the Kell Mine deformation zone, with drill hole AGKL07-08 returning 2,401 g/t silver over 1.73m, from 36.72-38.45m. The silver is hosted in a quartz-calcite-chlorite vein zone in altered diabase, where silver is found in both veining and wall rock. The intersection returned a higher grade sample of 4,580 g/t silver over 0.53m as well as 3,574 g/t silver over 0.40m.

Drilling also intersected 262 g/t silver over 8.63m in drill hole AGKL07-04 from 57.54m to 66.17m. This interval also returned a higher grade value of 2,410 g/t silver over 0.92m. Based on these results future work programs will be developed.

C.       HUDSON BAY SILVER MINE PROPERTY, ONTARIO

On June 21, 2005, the Company acquired an option to earn a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario. Consideration is, over a 3-year period, to pay $35,000 (paid), issue 300,000 common shares of the Company (issued) and incur $60,000 in exploration expenses over three years (completed). The property is subject to a 2% NSR, 0.5% of which can be purchased for $500,000 and a second 0.5% for a further $500,000. The agreement was accepted for filing by the Exchange on July 26, 2005.

The original Hudson Bay property was staked in 1908 and subsequently acquired and operated by the Hudson Bay Mining Company from 1910 to 1913. Four shafts were sunk, three by the Hudson Bay Mining Company and one by Silverado Gowganda in 1936. Production was from a system of parallel veins and consisted of silver and cobalt. No work has been done on this property since the mid 1970s. The Company has compiled historical and plans to conduct ground surveys such as mapping, geophysics and geochemistry to identify potential mineralized zones on strike and at depth.

AJAX GROUP

A.       AJAX PROPERTY, ONTARIO

On June 13, 2005, the Company entered into a purchase and sale agreement whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario. Consideration is $80,000 (paid) and 300,000 common shares of the Company (issued). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Nickel, copper, gold, platinum, palladium, silver and cobalt mineralization occur in disseminated blebs and aggregates of sulphides in a peridotite body with serpentinized horizons.

The Ajax Mine (also known as the Kanichee Mine) last produced copper-nickel ore with credits in gold, silver, platinum and palladium in the mid 1970s. The last production was from the open pit that operated between 1974 and 1976, prior to being closed because of weak nickel prices. The average annual nickel price in 1976 was US$2.25/lb. The open pit and workings have remained flooded since 1976.

A drill program was commenced on this Property in February 2008. The Ajax deposit is hosted within the Ajax intrusion, an ovoid body some 1070 m by 760 m in size, cutting mafic to felsic volcanic rocks. The intrusion ranges in composition from peridotite to partly altered gabbro and diorite. The peridotite faction is almost wholly altered to serpentinite, and is the host rock to the copper-nickel-platinum group mineralization.

Geotech Ltd. has completed a VTEM airborne geophysical survey over the property. The VTEM survey highlighted four electromagnetic anomaly trends on the Amador claims. Two of these anomaly trends are intimately associated with the Ajax intrusion. A weak to moderate trend of anomalies correlates with the historic mineralization at the Ajax deposit, while a second, stronger series of anomalies are some 200 m west and lie 100 to 150 m west of the intrusive contact. The second feature has never been tested. Both of these anomalies are priority targets for the current drilling program.

Other objectives of the drilling program include confirming selected historical mineralization, testing contact zones and structures associated with the Ajax intrusion, and, exploring for disseminated copper-nickel-platinum group mineralization suggested from the historical work.

Amador's Technical Qualifying Report by Bill MacRae (WWW.SEDAR.COM: Amador Gold Corp., Technical Report, filed February 5, 2008), reports the following Historic Mineral Resource estimates for the property:

IN 1949  TREBOR  MINES  REPORTED  THREE  ZONES  CALCULATED  BY GEORGE  DUMONT TO
CONTAIN:
                            TONNES                     COMBINED CU+NI
--------------------------- -------------------------- -------------------------
SHAFT OR "S" OREBODY          335,455                    1.42%
"A" EXTENSION               4,099,727                    0.54%
"E" (NORTH)                   497,272                    0.64%
                            ---------
TOTAL TONNAGE               4,932,454
                            =========

IN 1950 THE RESOURCE WAS AGAIN CALCULATED BY A JOHN C. DUMBRILLE AND REPORTED FIVE ZONES TOTALING 4,297,727 TONNES AT 0.62% COMBINED CU+ NI WITH PGM CREDITS.

AJAX MINERALS IN 1961 GAVE THE RESOURCES CALCULATED BY GEORGES DUMONT TO BE:

                      TONNES                   COPPER               NICKEL
--------------------- ------------------------ -------------------- ------------
SHAFT OREBODY         260,000                  0.95%                0.58%
--------------------- ------------------------ -------------------- ------------
"A" OREBODY           668,182                  0.45%                0.26%
--------------------- ------------------------ -------------------- ------------
ADDITIONAL TONNAGE    3,909,091 OF LOWER GRADE
--------------------- ------------------------ -------------------- ------------

The resource variations are considered historic. They are not conformable to National Instrument 43-101 standards and should not be relied upon as they have not been verified by a Qualified Person.

During its operation, limited production occurred from a 75 metre (m) vertical shaft with 670 m of lateral development on the 30 and 68.6 m levels, and, from a small open pit with an estimated depth of 26 m. Past production statistics are unavailable.

Literature surveys by MacRae (2007) iterated up to 10.3 grams per tonne (g/t) gold and 14.1 g/t platinum along with 8% copper and 3% nickel from a bulk sample in 1930, while, `IN JANUARY 1934, A SHIPMENT OF 13.64 TONNES OF ORE WAS RECEIVED BY THE MINES BRANCH, OTTAWA, RETURNING A VALUE OF 1.12% COPPER, 1.02% NICKEL,
0.34 G/T GOLD, 6.17 G/T SILVER, AND, 4.46 G/T PLATINUM AND PALLADIUM.'

MacRae (2007) describes the mineralization at the Ajax as:

"THE COPPER-NICKEL MINERALIZATION AT THE AJAX DEPOSIT IS DISSEMINATED TO MASSIVE SULPHIDES ASSOCIATED WITH A "KEEL" STRUCTURE IN THE AJAX ULTRAMAFIC INTRUSIVE. THIS TYPE OF MINERALIZATION IS BELIEVED TO BE FORMED BY THE PARTIAL MELTING OF THE UPPER MANTLE, MAGMAFRACTIONATION, MAGMA MIXING AND CONTAMINATION BY COUNTRY ROCK. THE METAL CONTENT IS DERIVED FROM THE MANTLE MELT AND THE ASSIMILATION OF SULPHIDE RICH COUNTRY ROCK PRODUCING AN IMMISCIBLE SULPHIDE PHASE WHICH FORMS A CUMULATE THAT OCCUPIES TOPOGRAPHIC LOWS IN THE INTRUSIVE BODY AT THE TIME OF EMPLACEMENT. STRUCTURAL COMPLEXITIES CAN REMOBILIZE THE SULPHIDES INTO VEINS THAT OCCUPY FRACTURES IN THE INTRUSIVE AND EXTEND INTO THE COUNTRY ROCK. THESE DEPOSIT TYPES ARE ALSO ANOMALOUS IN GOLD AND PLATINUM GROUP METALS.

THE MINERALIZATION WAS STUDIED BY SANDEFUR (1942) WHO IDENTIFIED PYRITE, PYRRHOTITE, CHALCOPYRITE, PENTLANDITE, SPHALERITE, CALAVERITE, TETRAHEDRITE, MARCASITE AND HEMATITE AS WELL AS CHROMITE. THE MOST ABUNDANT OF THESE ORE MINERALS IS PYRITE,

PYRRHOTITE AND CHALCOPYRITE. PENTLANDITE IS ASSOCIATED WITH HIGH CONCENTRATIONS OF PYRRHOTITE AND IN PLACES IS REPORTED TO BE PARTIALLY REPLACED BY VIOLARITE. PYRITE AND MARCASITE ARE DISTRIBUTED WIDELY WITHOUT FORMING LARGE ACCUMULATIONS WHILE SPHALERITE IS PRESENT IN VERY MINOR AMOUNTS."

In February 2008, the Company commenced a 4000 metre diamond drilling program on the 100% owned past producing Ajax Mine property. The program explored previously reported historical resources as well as new VTEM airborne geophysical targets that have never been tested. The drill program has finished and is being analyzed and evaluated for further exploration.

Dale Alexander, P.Geo. is the qualified person for the purposes of National Instrument 43-101 on the Company's Ajax Project.

B.       BANTING CHAMBERS PROPERTY, ONTARIO

On July 21, 2005, the Company acquired an option to earn a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Consideration over two years was to pay $22,500 (paid), issue 150,000 common shares of the Company (issued) and incur $110,000 (completed) in exploration expenditures. The property is subject to a 2% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on August 23, 2005.

The Banting Chambers Property is a copper-nickel-platinum-palladium-gold-silver prospect which consists of four, 62 unit claims. The targets are two gabbroic intrusives located in Banting and Chambers Townships which may be similar to the Ajax Mine, located 6.5 kilometers southwest, which are hosted in a gabbroic intrusive. Surface bedrock exposure on both the Banting and Chambers intrusives is less than 5% which limited historical surface mapping.

In addition, Temex Resources announced a high grade gold discovery assaying 6,222 grams per tonne from a 10 centimetre vein in a mafic intrusive boulder on March 30, 2004. Temex has acquired a large land package in efforts to trace the source of the boulder. The land package is adjacent to the Banting/Chambers gabbro intrusions.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Banting-Chambers property. The VTEM survey identified a number of targets that will be followed up by prospecting and geochemistry prior to trenching or drilling to test for nickel-copper-pgm sulphide zones similar to those at Ajax.

C.       STRATHY TOWNSHIP PROPERTY, ONTARIO

On July 19, 2005, the Company agreed to acquire a 100% interest in three mineral claims comprising a total of 11 units located in the Strathy Township, Ontario in the Sudbury Mining Division, Ontario. Under terms of the agreement Amador agreed to pay $20,000 (paid). The property is subject to a 1% net smelter return royalty is payable on the property which can be purchased for $250,000.

This property is adjacent to the Ajax property and was also flown with the Geotech VTEM airborne survey.

D.       BOMPAS-STRATHY PROPERTY, ONTARIO

On December 9, 2005, the Company acquired an option to earn a 100% interest in a property situated in the Bompas Township, Ontario. Consideration is $10,000
(paid). There is a 2% NSR payable, of which half may be purchased for $250,000.

The Bompas Property will be explored for moly mineralization. This property is now considered to be part of the Ajax property described in "A" above.

FRIPP PROPERTY, ONTARIO

On August 22, 2005, the Company acquired an option to purchase a 100% interest in the Fripp Property, Ontario. Consideration consists of $5,000 (paid), 100,000 common shares of the Company (100,000 issued) and $20,000 in exploration expenditures (completed). The property is subject to a 1% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on September 30, 2005.

In 1965, trenching uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property. Grab samples returned assays as high 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its contact with diorite returning up to 0.5% nickel.

Portions of Amador's original Fripp Property has been flown by Geotech's VTEM airborne system. Numerous strong coincidental electromagnetic and magnetic anomalies occur on the Fripp Property. Most of the property is covered by glacial till and overburden. However, occurrences of nickel have been located near or on strike with some of the VTEM anomalies. On June 11, 2008 the Company announced the commencement of drilling on the Fripp Property.

Amador plans to fly the remaining sections of the Property including the Fripp West and Moneta copper occurrence that may still be open at depth. The Company then plans to drill test the Moneta occurrence at depth and the VTEM airborne anomalies. The VTEM system was successful in discovering Golden Chalice Resources' Langmuir nickel-PGM discovery.

FRIPP WEST PROPERTY, ONTARIO

On February 14, 2008 the Company acquired an option to purchase a 100% interest in the Fripp West Property, consisting of 4 claims (40 units) located in Fripp Township, Porcupine Mining Division Consideration for the Property consists of $20,000 ($10,000 paid) and 200,000 common shares of the Company (125,000 issued), payable over two years. There is a 2.5% net smelter return payable, 1% of which may be purchased for $500,000 and a further 0.5% of which may be purchased for an additional $500,000. The agreement was accepted for filing by the Exchange on April 11, 2008.

The Property is accessible by road and is approximately 30 kilometres southwest of Timmins, Ontario. It is adjacent to the west boundary of Amador's Fripp Property.

Amador's Moneta Porcupine's copper occurrence (as referred to later in this MD&A) is adjacent to the Fripp's eastern boundary. These acquisitions give Amador a significant land position in the area.

BLACKSTOCK, OKE & FORD PROPERTIES, ONTARIO

The Blackstock, Oke & Ford Properties, all situated in Ontario, were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files. VTEM airborne geophysical surveys are being considered for these properties. These surveys will be used to identify areas with the potential to host gold, silver, nickel, copper, zinc or platinum group metal mineralization. These target areas would be followed-up by prospecting, ground geochemistry or geophysics prior to testing with drilling or trenching.

FORGE LAKE AND OTTER POND PROPERTIES, ONTARIO

The Company entered into joint venture agreements with Golden Chalice Resources Inc. ("Golden Chalice"). Consideration consists of the following:

         FORGE LAKE PROPERTY - The original agreement dated January 4, 2006 was renegotiated on January 28, 2009. New terms are $57,000 payable over three years ($48,000 paid), 40,000 shares of Golden Chalice to be reimbursed in cash by the Company and 13,333 shares of Chalice Diamond, payable after three years and reimbursed in cash by the Company, and a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The exploration costs will be split 50/50 and the Company will pay a 15% administration fee. The lease entered into by Golden Chalice and half assigned to the Company provides for annual cash payments, paying of taxes and minimum work expenditures. The property lies to the northeast of Dianor's Leadbetter Property and have favourable geology and geophysics for kimberlite targets.

         OTTER POND PROPERTY - The original agreement dated January 4, 2006 was renegotiated on January 28, 2009. New terms are $143,500 payable over four years ($88,500 paid), 175,000 shares of Golden Chalice and 58,333 shares of Chalice Diamond, both to be reimbursed at fair market value of the shares as at the time of issuance, a payment of $100,000 and the issuance of 200,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The Company is responsible for 47% of these exploration costs.

Golden Chalice has since assigned its rights in the Forge Lake and Otter Pond properties to Chalice Diamond Corp., a company formed as a result of a Plan of Arrangement with Golden Chalice.

COWIE/AGUONIE AND ESQUEGA/CORBIERE PROPERTIES, ONTARIO

The Company entered into joint venture agreements with Golden Chalice Resources Inc. ("Golden Chalice"). Consideration consists of the following:

         COWIE/AGUONIE PROPERTY - The agreement is to acquire a 50% interest in the Cowie/Aguonie property. The original agreement dated March 1, 2006 for 33.52 net grid claims in the Cowie and Aguonie Townships. Consideration is for payment of $500 per net grid claim for a 5 year term and $600 for a 5 year renewal term (First 3 years paid) and incur $244,360 per year on exploration expenditures ($311,400 completed). The Company is responsible for 100% of the cash payments and 50% of the exploration incurred on this property, including a 15% management fee to the public company.

         ESQUEGA/CORBIERE PROPERTY - Agreement is to acquire a 50% interest in the Esquega/Corbiere property. The original agreement dated July 1, 2005 and amended March 1, 2006 to add additional claims. Consideration is for payment of $176,770 for a 5 year term and $194,820 for a 5 year renewal term ($133,275 paid) and incur $600,080 on exploration expenditures in the first term ($343,755 completed) and incur $811,750 in exploration expenditures in the renewal term. The Company is responsible for 100% of the cash payments and 50% of the exploration incurred on this property, including a 15% management fee to the public company.

Golden  Chalice  has  since  assigned  its  rights  in  the   Cowie/Aguonie  and
Esquega/Corbiere properties to Chalice Diamond Corp., a company formed as a result of a Plan of Arrangement with Golden Chalice.

CHAPLEAU DIAMOND PROPERTY, ONTARIO

The Company acquired 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario from Chalice Diamond Corp. (formerly Golden Chalice Resources Inc.) ("Golden Chalice"), a public company related by common directors. The Company agreed to pay for staking or leasing costs, estimated to be $150,000 (paid), plus 15% for administration, to earn a 50% working interest in the property. Upon payment of the acquisition cost, a joint venture was formed to perform further exploration work on a pro rata basis plus a 15% administration fee with Golden Chalice as the operator.

Staking has covered numerous zones with kimberlitic indicator minerals in sediments and till samples, and a series of circular airborne magnetic anomalies on strike with the discovery ground. The Company will further explore these anomalies and their magnetic pipe-like features.

Exploration work in the area by its joint venture partner, Golden Chalice, has confirmed the presence of a kimberlite dyke. Historical data from government assessment files refer to a thin section analysis which indicates the discovery dyke is indeed kimberlitic. The Company has sent rock, till and lake sediment samples for further analysis to determine the presence of diamonds in the area, particularly in light of government assessment files which indicate a macro diamond was recovered from the discovery ground.

This acquisition follows a six month in-house compilation programme by Golden Chalice followed by field work to explore for diamonds in Ontario. Compilation of geological, geochemical, geophysical, assessment files and other data held or prepared by the Ministry of Northern Development & Mines, Ontario Geological Survey, Natural Resources Canada and the Geological Survey of Canada led to the discovery.

During fiscal 2006, the Company increased the number of acres that fall under this arrangement to 47,278.

Golden Chalice, as the operator for exploration activities, has conducted ground geophysical, geochemical, and prospecting surveys to evaluate a significant number of potential kimberlite targets on the Amador/Chalice Diamond joint venture properties. Sample results and assessment of this initial work are pending. Geophysical and geochemical work is ongoing to evaluate all the targets on the large land package. Once the results are compiled, targets will be identified for trenching and drilling.

HORWOOD GROUP, ONTARIO

In January 2006, the Company assembled a large land package of over 10,920 acres in the Horwood Lake area of Ontario, approximately 75 kilometres southwest of Timmins, by optioning from various vendors four properties: Horwood Gold, Horwood Gold 2, Labbe and Ross-Windsor. These properties cover the main part of the Horwood Lake peninsula. Their amalgamation as the "Horwood Property" represents the first time the area will be explored systematically by one company.

The Horwood Property possesses significant exploration potential to host economic gold mineralization within both altered carbonate-silica-pyrite rich zones in porphyritic phases of the Horwood Peninsula Pluton (HPP), and quartz veins located close to the HPP in footwall mafic volcanic flows. Drilling within the HPP by past operators suggests that gold mineralization may be linked to bleached mineralized quartz carbonate veins. The actual orientations of the vein systems have yet to be defined or thoroughly investigated. Such is the case for the Labbe occurrence where three separate mineralized pyritic zones occur within quartz carbonate vein stockworks hosted by sheared bleached and silicified granodiorite. (A recent grab sample of the Labbe #3 occurrence returned a value of 10.30 g/t Au).

In March 2007 the Company announced the discovery of a new large gold zone on the Horwood Property. This new gold bearing zone was discovered during the December 2006 trenching program, but assay results were not received until 2007. Based on the results, the company staked the entire HORWOOD PENINSULA that hosts the gold zone.

Approximately 7,500 square meters of stripping have been done to uncover the gold zone that may have been investigated with sporadic trenching by Hollinger Consolidated in the 1940s. Initial mapping of the stripped area has revealed mafic flows (locally pillowed) inhabited by en-echelon stacked quartz-carbonate veins within gossanous, carbonatized and pyritiferous alteration zones. Preliminary grab sampling has identified widespread gold mineralization with significant concentrations in three areas/zones to date. All areas are open in all directions.

The Bend zone, encompassing 950 square meters of stripping, hosts local high grade samples up to 56 g/t gold. A total of 75 grab samples were taken with 42 of the samples grading greater than 1.0 g/t Au and 27 samples grading greater than 2.0 g/t gold. The quartz blow-out zone, encompassing an area of 350 square meters where mineralization is localized around a large bull quartz vein, produced 11 grab samples grading over 1.0 g/t gold and 6 samples over 2.0 g/t gold, including one grab sample grading 11.64 g/t gold, out of a total of 26 samples. The Last Strip zone, in an area of 350 square meters, produced 6 samples grading greater than 2.0 g/t gold out of 8 grab samples taken with three samples grading greater than 3.0 g/t gold. Results to date indicate that gold mineralization is not restricted to the enechelon stacked quartz vein systems but occurs ubiquitously throughout the altered wallrock as well.

A third large gold bearing zone on the Horwood Property, the Gabbro zone, has been discovered. Approximately 175 channel samples were collected from the newly discovered Gabbro zone with 98 samples grading greater than 1.0 g/t gold of which 39 samples graded greater than 3.0 g/t gold. Highlights from some of the separate channel samples of this zone include the following gold grades 13.03 g/t over 0.5m, 5.62 g/t over 4.0m, 2.09 g/t over 2.5m, 2.83 g/t over 5.0m, 2.79
g/t over 7.5m, 7.81 g/t over 1.5m, and 2.62 g/t over 5.5m.

The Bend Zone is located 500 metres west of the Gabbro zone and is exposed by trenching for over 950 square metres. Highlights of the sampling from this zone include 28.1 g/t gold over 0.5 metres, 4.29 g/t over 3 metres, 2.35 g/t gold over 2 metres and 5.94 g/t gold over 2 metres. A total of 245 channel samples were taken with 36 of the samples grading greater than 1.0 g/t gold and 17 samples grading greater than 2.0 g/t gold. The Bend and the Quartz Blowout zone were first discovered in late 2006.

The Quartz Blowout zone encompasses an area of 500 square meters where mineralization is localized around a large bull quartz vein. 56 channel samples were collected and assays are pending. Initial grab samples returned values over 1.0 g/t gold and 6 samples over 2.0 g/t gold, including one grab sample grading 11.64 g/t gold, out of a total of 26 samples.

Initial mapping of the stripped areas has revealed mafic flows (locally pillowed) and mafic intrusives inhabited by enechelon stacked quartz carbonate veins within gossanous, carbonatized and pyritiferous alteration zones. Results to date indicate that gold mineralization is not restricted to the enechelon stacked quartz vein systems but occurs ubiquitously throughout the altered wallrock as well. All zones are open in all directions.

Geophysical surveys consisting of airborne magnetic and electro-magnetic surveys as well as ground magnetic and induced polarization surveys have been completed over the property and stripped areas. A geochemical survey (mobile metal ion
(MMI) soil sample survey), has also been completed.

During the spring of 2009, the Company executed a prospecting and sampling program and located additional gold showings about 2 km northwest of the previously discovered Bend and Gabbro Zones. Grab samples from quartz veins returned values of 17.30 g/t, 22.72 g/t and 19.68 g/t gold.

Peter Caldbick, P.Geo, is the qualified person for the purposes of National Instrument 43-101 for this project.

A.       HORWOOD GOLD PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option to earn a 100% undivided interest in the Horwood Gold Property. Consideration over a 2 year period is to pay $50,000 (paid) and issue 200,000 common shares of the Company (issued). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

B.       HORWOOD GOLD 2 PROPERTY, ONTARIO

On January 4, 2006, the Company purchased one mineral claim for $6,000 (paid). There is a 2% NSR payable, of which half may be purchased for $500,000.

C.       LABBE PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option to earn a 100% undivided interest in the Labbe Property. Consideration over a 2 year period is to pay $30,000 (paid) and issue 200,000 common shares of the Company (issued). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

D.       ROSS WINDSOR PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option to earn a 100% undivided interest in the Ross Windsor Property. Renegotiated terms were agreed upon on December 15, 2008. Consideration is $27,500 cash (paid), and 175,000 common shares (issued) over a 3 year period. There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

EAST BRECCIA PROPERTY, ONTARIO

On March 1, 2006 the Company acquired an option to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. The agreement was renegotiated on February 10, 2009. Consideration is $127,000 cash ($77,000 paid), 350,000 shares (250,000 issued), and a work commitment of $160,000 over four years (completed). There is a 2% NSR payable, which may be purchased for $2,000,000 in $500,000 increments. Commencing on the fifth anniversary of the agreement, advance royalty payments of $15,000 are payable each year until such time as commercial production is commenced. The agreement was accepted for filing by the Exchange on June 1, 2006.

The property hosts the East Breccia, and half of the West Breccia that were formerly owned by the Tribag Mining Company, along with the South and Breton Breccias. Between 1967 and 1974, the Tribag Mining Company produced about 1.25 million tonnes of ore averaging 2% copper from the Breton Breccia and part of the West Breccia.

The East Breccia is the largest of the breccias and has never been mined. It has been explored by a 294 foot adit and drilling during the late 1960s and early 1980s.

Existing historical data has been compiled for the East Breccia. The Company has completed evaluation work on the project. A complete a surface map of the breccias to identify areas for detailed gridding, geophysics and geochemistry has been evaluated. Drill areas have been identified to improve the molybdenum/copper/silver grade and/or tonnage potential of the East Breccia.

KEITH, SEWELL AND MORIN PROPERTY GROUP, ONTARIO

On April 10, 2006 the Company acquired an option to earn a 100% interest in the Keith Sewell Property located in the Keith and Sewell Townships, Ontario.

On May 28, 2006 the Company acquired an option to earn a 100% interest in the Morin Property located in the Keith Township, Ontario.

The Keith and Sewell Properties consist of two properties - the Keith Property and the Sewell Property. Consideration for the Keith and Sewell Properties, over a 2 year period, is to pay $90,000 (paid), issue 420,000 common shares of the Company (issued) and incur an aggregate of $90,000 over three years (completed). There is a 3% net smelter return on the Keith and Sewell properties of which two-thirds may be purchased for $1,500,000.

Consideration for the Morin property is, over a 3 year period, to pay $110,000 ($60,000 paid) and issue 220,000 common shares of the Company (120,000 issued). There is a 3% net smelter return on the Morin property of which half may be purchased for $1,000,000.

The agreements were accepted for filing by the Exchange on July 12, 2006.

The Keith and  Sewell  properties  consist  of  separate  claim  blocks in Keith
Township and Sewell Township. The properties are road accessible and are underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, ultramafic sills to felsic volcanics and clastic sediments.

Historical work on the claim groups has identified sporadic nickel and/or gold mineralization. One of the Keith Township claim blocks is located immediately south of the former gold producing Joburke mine. It is also adjacent to the west boundary of PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

Sewell is trenched and nickel mineralization was identified and is being assessed for geophysics. Keith is being assessed for trenching and geophysics follow-up.

The Morin property is road accessible and is underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, mafic to felsic volcanics and clastic sediments.

The Property is located east and south-east of the former gold producing Joburke mine. It is also adjacent to PGMs' Sangold Property. In January 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

The Company has gridded part of the property and identified numerous magnetic and VLF-EM anomalies. These targets will be assessed for nickel, copper and gold mineralization by ground geochemical surveys, prospecting followed by trenching or drilling. Gridding and geophysics may also be expanded to follow existing zones on strike.

LOVELAND PROPERTY GROUP, ONTARIO

A.       LOVELAND 1 PROPERTY

On May 18, 2006 the Company acquired an option to earn a 100% interest in the Loveland 1 Property located in the Byers and Loveland Townships, Ontario. Consideration for the Loveland 1 Property, over a 5 year period, is to pay $300,000 ($150,000 paid), issue 600,000 common shares of the Company (300,000 issued) and incur an aggregate of $150,000 in exploration expenditures (completed). There is a 3% net smelter return payable, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for a further $1,000,000.

Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

B.       LOVELAND 2 PROPERTY

On May 18, 2006, the Company acquired an option to earn a 100% interest in the Loveland 2 Property located in the Loveland, Byers and Thorburn Townships, Ontario. Consideration for the Loveland 2 Property, over a 5 year period, is to pay $300,000 ($150,000 paid), issue 600,000 common shares of the Company (300,000 issued) and incur an aggregate of $150,000 in exploration expenditures (completed). There is a 3% net smelter return payable, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for a further $1,000,000.

Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

The agreements for the Loveland 1 and Loveland 2 properties were accepted for filing by the Exchange on July 19, 2006.

The recent Megatem Airborne Geophysical Survey, flown as part of the Discovery Abitibi initiative, has identified numerous electromagnetic anomalies that could represent massive sulphide mineralization on the properties. The properties are underlain by felsic to ultramafic volcanics and intrusives that are favourable for hosting volcanogenic copper-zinc, or ultramafic related nickel-copper deposits. The Loveland 2 property also hosts an historical nickel-copper sulphide zone discovered by Cominco. The properties are about 25 km due west of the Kidd Creek copper-zinc-silver deposit, and 30 km due east of the Montcalm nickel-copper deposit.

In November 2007, drilling was commenced on the Byers-Loveland Property.

In March,  2008,  the Company  announced the discovery of nickel (Ni) and copper
(Cu) mineralization on the Loveland Property. Three drill holes, spanning a strike length of 100 meters, all intersected nickel and copper sulphide mineralization. The third of the three holes (AMDG-03) intersected three higher grade intersections within a 45 metre wide nickel-copper zone. The three intersections are 1.48% NI AND 0.9% CU OVER 9.4 METERS (M) from 120.6 to 130 meters, 1.15 % NI AND 1.11% CU OVER 3.9M from 132.6 to 136.5m, and 0.70% NI AND 1.06% CU OVER 13.6 METERS from 146.4 to 160.0 meters. These three separate intersections occur within a 45.0 METER WIDE ZONE THAT AVERAGES 0.75% CU AND 0.70% NI from 120.6 to 165.6 meters.

In conjunction with the current results, the Company acquired a 100% interest in Moneta Porcupine Mines Inc.'s (Moneta) Loveland Property that hosts the historical Hollinger nickel-copper occurrence. The Hollinger occurrence is open at depth and is located about 1.5 km to the south-east and on strike with Amador's newly discovered Loveland mineralization. This acquisition strengthens Amador's existing land position of approximately 2330 hectares or 5700 acres in this area.

Hole AMDG-01 was drilled to test the potential for mineralization below an old nickel-copper discovery made by Cominco that was last drilled in the mid 1970s. Hole AMDG-01 intersected a broad sulphide zone at 100 m vertically below surface and over 40m down-dip of the Cominco drilling. Holes AMDG-02 and AMDG-03 were drilled 50m to the NW and 50m to the SE of AMDG-01, respectively. These holes were drilled beyond the limits of the Cominco drilling. They also intersected nickel and copper sulphide mineralization at about 100 m vertically below surface. Nickel-copper intersections in the 3 holes may be close to true width based on historical drilling in the area (see attached cross section). Results for the three parallel Amador holes are shown in the table below.


DDH                    FROM                TO             DRILLED           CU             NI           AZIMUTH        HOLE DIP
                       (M)                (M)            WIDTH (M)          %               %          (DEGREES)      (DEGREES)
---------------- ------------------ ----------------- --------------- --------------- -------------- --------------- ---------------
AMDG-01                113.0             148.5             35.5            0.55           0.40           255             55
---------------- ------------------ ----------------- --------------- --------------- -------------- --------------- ---------------
    Including          113.0             113.9              0.9            0.68           1.03
---------------- ------------------ ----------------- --------------- --------------- -------------- --------------- ---------------
    Including          118.0             119.0              1.0            1.35           0.93
---------------- ------------------ ----------------- --------------- --------------- -------------- --------------- ---------------
    Including          122.7             128.5              5.8            0.87           1.00
---------------- ------------------ ----------------- --------------- --------------- -------------- --------------- ---------------
    Including          147.5             148.5              1.0            0.90           0.84
---------------- ------------------ ----------------- --------------- --------------- -------------- --------------- ---------------
AMDG-02                113.1             120.6              7.5            0.59           0.27           255             55
---------------- ------------------ ----------------- --------------- --------------- -------------- --------------- ---------------
                       129.0             131.7              2.7            0.77           0.51
---------------- ------------------ ----------------- --------------- --------------- -------------- --------------- ---------------
AMDG-03                120.6             165.6             45.0            0.75           0.70           255             55
---------------- ------------------ ----------------- --------------- --------------- -------------- --------------- ---------------
    Including          120.6             130.0              9.4            0.90           1.48
---------------- ------------------ ----------------- --------------- --------------- -------------- --------------- ---------------
    Including          132.6             136.5              3.9            1.11           1.15
---------------- ------------------ ----------------- --------------- --------------- -------------- --------------- ---------------
    Including          146.4             160.0             13.6            1.06           0.70
---------------- ------------------ ----------------- --------------- --------------- -------------- --------------- ---------------
    Including          146.4             151.0              4.6            1.72           1.24
---------------- ------------------ ----------------- --------------- --------------- -------------- --------------- ---------------

These three holes are the deepest holes ever drilled on the property. They demonstrate the mineralization continues to depth, spans at least 100 meters along strike, and is open along strike in both directions and to depth. Mineralization is described as consisting of chalcopyrite (Cu sulphide mineral) and pentlandite (Ni sulphide mineral) associated with pyrrhotite (iron sulphide mineral) and occurring as intergranular mineralization within a gabbro. The mineral concentration occurs as semi-massive +/- 75% to trace sulphides with local concentrations of chalcopyrite and pentlandite varying from 6 to 8%. This style of mineralization may be similar to Xstrata's nickel-copper Montcalm deposit located 25 km to the west.

In addition to acquiring Moneta's Hollinger occurrence, Amador has purchased Moneta's Fripp and Kamiskotia Properties. These latter two properties are adjacent to other Amador properties. The Agreement allows Amador to purchase 100% interest in Moneta's three properties by paying $500,000 ($200,000 paid) and 1,350,000 common shares (540,000 issued) over a period of 3 years, subject to a 1% or 2% underlying NSR depending on the property. The addition of Moneta's Fripp and Kamiskotia Properties to Amador's existing land holdings greatly enhances the potential for Amador to discover volcanogenic massive copper-zinc-silver or nickel-copper deposits in the Timmins area. The agreement was accepted for filing by the Exchange on April 18, 2008.

Geotech was contracted to fly the state-of-the-art VTEM B-field airborne geophysical survey over all of Amador's Loveland Property and the newly acquired properties from Moneta. This survey was intended to help define the newly discovered mineralization as well as the Hollinger occurrence and other potential targets on all the properties. The results of this work were used to help plan the next phase of drilling. Amador then commenced drilling the Loveland zone at depth and along strike. The results from the first twelve drill holes (announced on September 4, 2008) are as follows:

Drill hole  LL08-05  intersected  0.88% Cu and 0.53% Ni over a drilled  width of
22.80 meters (160.30 to 183.10 meters) including 1.0% Cu and 0.65% Ni over a drilled width of 11.20 meters (160.30 to 171.50 meters) and 1.92% Cu and 1.0% Ni over 2.70 meters (180.40 to 183.10 meters). This drill hole was collared 50 meters northeast on section of earlier drill hole AMDG07-01 which had intersected 0.55% Cu and 0.40% Ni over 35.50 meters, and 50m northwest of AMDG07-03 that intersected 0.75% Cu and 0.70% Ni over 45 meters.

From the drilling to date, it appears that mineralization has been intersected 400 meters vertically below surface, is open at depth and has a strike extent of approximately 175 meters. The style of mineralization comprises disseminated to semi-massive patchy and interstitial pyrrhotite-chalcopyrite-pentlandite within gabbros extending to surface. Management is extremely encouraged with the early drilling results on the Cominco Zone and its similarity in style of mineralization to Xstrata's Montcalm Mine located 20 kilometers to the west.

Future drilling will focus on expanding the Cominco zone, and test below the Hollinger Zone that is located approximately 1.5 kilometers on strike to the southeast. The Hollinger zone is reported to possess a non 43-101 compliant historical resource of 442,000 tons grading .42% Cu and .71% Ni. The Hollinger and Cominco zones are both open at depth with additional areas of untested potential on strike.

Additional  targets for drill  testing are also  expected to be generated by the
recently   completed  Geotech  Ltd  B-field  VTEM  airborne  survey  and  ground geophysical induced polarization surveys.

Other drill hole highlights from recent drilling include LL08-11 intersecting 0.73% Cu and 0.59% Ni over a drilled width of 8.50 meters (137.00 to 145.50 meters) and 0.78% Cu and 0.85% Ni over a drilled width of 6.00 meters (166.0 to
172.00 meters). These intercepts occurred within a broad mineralized zone grading 0.38% Cu and 0.33% Ni over a drilled width of 37.60 meters (135.90 to 173.50 meters).

LL08-11 was collared approximately 40 meters southwest on section of drill hole AMDG07-01 and the intercept is interpreted as the up dip expression of the mineralized zone in drill hole AMDG07-01. In addition, drill hole LL08-18 also on section, was collared approximately 50 meters to the southwest of LL08-11 and encountered a strongly mineralized zone approximately 10 meters in drilled width up dip of the intersection in LL08-11 suggesting that mineralization extends to surface. Assays are pending for this drill hole.

LL08-01, collared approximately 50 meters southwest on section of AMDG-07-3 intersected 0.24% CU AND 0.26% NI OVER A DRILLED WIDTH OF 6.30 METERS (67.90 to
74.20 meters) and is interpreted as the strike extent of the zone approximately 50 meters to the east.

Results for the Loveland drill program are tabulated below. All drill holes have been drilled at 225 degree azimuths with -50 degree dips. (NSV = No Significant Values)

---------------------------------------------------------------------------------------------------------------------------------
   DDH             From          To          Drilled         Cu         Ni              Zone 17                 Zone 17
                    (m)          (m)        Width (m)         %          %           Northing UTM            Easting UTM
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
  LL08-01          67.90         74.20           6.30       0.24       0.26            5391872                   446310
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
Including          67.90         71.40           3.50       0.34       0.33
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
  LL08-02                       N.S.V.                                                 5391834                   446345
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
  LL08-03         206.60        209.30           2.70       0.19       0.23            5391949                   446316
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
                  230.20        233.20           3.00       0.15       0.12
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
  LL08-04         N.S.V.                                                               5391906                   446347
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
  LL08-05         160.30        183.10          22.80       0.88       0.53            5391984                   446280
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
Including         160.30        171.50          11.20        1.0       0.65
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
                 160.30        166.60           6.30        0.92       0.63
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
                  180.40        183.10           2.70       1.92       1.00
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
  LL08-06         173.50        174.40           0.90       0.19       0.18            5392020                   446244
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
  LL08-07          40.90         41.40           0.50       0.71       0.23            5392018                   446170
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
  LL08-08         110.80        115.70           4.90       0.17       0.23            5392017                   446317
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
  LL08-09         112.20        112.80           0.60       0.32       0.47            5391984                   446350
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
  LL08-10         N.S.V.                                                               5391885                   446255
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
  LL08-11         135.90        173.50           37.6       0.38       0.33            5391914                   446215
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
Including            137        145.50           8.50       0.73       0.59
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
                  148.80        154.50           5.70       0.46       0.25
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
                  166.00         172.0           6.00       0.78       0.85
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
                  168.50        172.00           3.50       1.06       1.05
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------
  LL08-12         N.S.V.                                                               5391953                   446183
-------------- ------------- ------------ -------------- ----------- --------- ------------------------ -------------------------

As announced on September 24, 2008, drill hole LL08-13, collared to intersect the downdip extension of the Cominco Zone, intersected 6.37 g/t Au over a drilled width of 8.55 meters from 383.25 to 391.80 meters. Additional intercepts include 6.17 g/t Au over 3.0 meters from 403.0 to 406.0 meters and 10.39 g/t Au over 3.1 meters from 410.30 to 413.40 meters drilled width. This gold mineralization occurs within a sheared and silicified granodiorite as a stockwork of low angle quartz stringers associated with approximately 5 to 8% disseminated pyrite and arsenopyrite. Although early observations suggest that there may be a structural control associated with the mineralization, an interpretation of this new gold zone is preliminary and more drilling will be required to determine the true width, dip, strike and plunge extents. Company geologists are presently reevaluating completed drill holes intersecting the granodiorite which may result in deepening the holes to intersect the gold zone.

Drill hole LL08-13 also intersected anomalous copper-nickel mineralization within gabbros in the upper portion of the hole. The hole was stopped at 425 meters and may be extended in the next phase of drilling to test for additional gold zones at depth.

Amador  plans to explore  the new gold zone and  continue  to expand the Cominco nickel copper zone to depth and along strike. The Cominco Zone is hosted in gabbroic rocks and historically grades approximately 1.40% combined copper-nickel as confirmed by previously released drill results (March 13, 2008). The mineralization resembles Xstrata's Montcalm deposit 35 kilometers to the west. The zone appears to extend to surface, has now been traced along strike for approximately 175 meters, and has been intersected approximately 400 meters vertically below surface (assays pending).

A rigorous quality assurance program is employed which includes the insertion of standards and blanks for each batch of samples. Samples of the NQ size drill core are sawed in half, with one-half sent to a commercial laboratory, Expert Laboratory of Rouyn-Noranda, Quebec, and the other half retained for future reference. Core samples are routinely analyzed for nickel, copper and cobalt by aqua regia digestion with atomic absorption techniques. Any analyses greater than 5,000 ppm are re-analyzed using total acid digestion and atomic absorption techniques.

As announced on December 8, 2008, assay results from the drilling focusing on the Cominco Zone for drill holes LL08-14 to LL08-28 showed that drill hole LL08-22 intersected 1.41% COPPER AND 0.98% Nickel, or 2.39% combined copper-nickel over a drilled width of 4.0m, from 488.0 to 492.0m. This intersection occurred at about 400 meters vertically below the surface and is the deepest intersection to date at Loveland. Drill hole LL08-18, collared about 235m southwest of drill hole LL08-22, intersected 0.40% copper and 0.80% nickel over a drilled width of 7.0m from 66.80 to 73.80m. This interception occurs at about 50 meters vertically below the surface and indicates that mineralization may extend to surface.

During spring 2009 the Company completed a drilling program on the Loveland property to test several VTEM targets as well as follow up on the2008 gold discovery below the Cominco Zone. The results of this program led to the a new Ni-Cu discovery. Drill hole LL09-07 intersected 1.02% combined Ni-Cu over 5.4 meters drilled width from 36.90 to 42.30 meters. This includes a section which assayed 2.12% combined Ni-Cu over 1.5 meters from 36.90 to 38.40 meters drilled width. Only 3 of the current 33 VTEM conductors have been tested in this drill program; A, B and C on the map (http://www.amadorgoldcorp.com/i/pdf/ 2009-05-21_nrm.pdf).

Four previous drill holes were extended into the projected gold zone horizon as well as five holes drilled during the Spring 2009 program. All holes intersected anomalous gold values ranging from 0.1 g/t to 3.87 g/t over various widths from less than a meter to several meters of core length. Results include 3.81 g\t gold over 0.2m in hole LL09-13W, 3.87 g\t gold over 0.4 m in drill hole LL09-04 and 400 m southeast 3.74 g\t gold over 0.5m in drill hole LL08-23. The established continuity of the gold mineralization, as well as the high-grade results in 2008 drill hole LL08-13 and prospecting successes, confirm the presence of a larger gold system with the potential for higher-grade zones.

Future programs will focus on advancing the original 33 additional drill targets identified to date.

Charles Hartley, P.Geo and Peter Caldbick, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company's Byers Loveland Project. Project supervision is by Charles Hartley.

CHEWETT PROPERTY, ONTARIO

On June 28, 2006, the Company acquired six mineral claims situated in the Chewett Township, Ontario for $15,000 (paid). There is a 2% NSR payable, of which half may be purchased for $750,000.

Ground geophysical surveys, completed in April 2007, have outlined a number of circular airborne magnetic anomalies under lakes or overburden areas that could be kimberlite pipes. Geochem sampling will be carried out for some of the targets prior to being considered for testing by drilling to test for kimberlite potential.

DALE GOLD PROPERTY, ONTARIO

On February 7, 2007, the Company entered into an option agreement to acquire a 100% interest in the Dale Gold Property, located in Horwood Township, Ontario. New terms were renegotiated on December 15, 2008. Consideration over a 2-year period is to pay $42,500 ($30,000 paid) and issue 300,000 common shares of the Company (issued). There is a 2% net smelter return payable, of which half may be purchased for $1,000,000. The agreement was approved by the TSX Venture Exchange on March 26, 2007.

The Dale Gold Property is accessible by highway and secondary logging roads. Gold was first discovered on the Property in the early 1930s. Trenching and drilling during the mid 1990s discovered two 20 metre to 30 metre wide parallel shear zones containing anomalous gold. Gold is associated with pyrite in quartz stockwork zones within the quartz-carbonate-chlorite-sericite altered shear zones. The best value from drill core was 6.08 g/t gold over 2.4 metres. It is reported that drilling and trenching tested only 5% of the estimated 4,000 metre strike length of the shear zones. The Company plans ground geophysical and soil geochemical surveys followed by trenching to evaluate the size, grade, and strike extent of the mineralized shear zones.

JESSOP PROPERTY, ONTARIO

On October 16, 2007, the Company acquired a 100% interest in the Jessop Gold Property, consisting of 9 claims (79 units) located in Jessop, Murphy & Mountjoy Townships, Porcupine Mining Division, Ontario. The agreement was renegotiated on January 14, 2009. Consideration is $58,000 cash ($28,000 paid) and 300,000 common shares (200,000 issued) over 3 years. There is a 2.5% net smelter return payable, 1% of which may be purchased for $500,000, and a further 0.5% for an additional $500,000. The agreement was accepted for filing by the Exchange on January 11, 2008.

The property is accessible by roads and lies within the world famous Timmins Gold Mining Camp, approximately 7 km north of Timmins city center. Volcanic and sedimentary rocks similar to those hosting gold in Timmins occur on the property. These rocks also appear to be cross-cut by east-west shearing similar to Timmins. Historical till sampling immediately down-ice of the Jessop Property returned numerous gold in till samples ranging from less than 1 gram gold/tonne to over 58 grams gold/ tonne.

Amador has flown a detailed airborne VTEM survey over the property and together with historical data on the area has selected targets to focus on. Summer exploration plans include ground geophysics to define future drill targets.

NORBERG PROPERTY, ONTARIO

The Company has completed an initial valuation and has terminated its option agreement on the Norberg Property as of June 8, 2009.

CUMMINGS PROPERTY, ONTARIO

In December 2008, the Company entered into an option agreement to acquire a 100% interest in the Cummings Property, Ontario. Consideration is $60,000 cash ($5,000 paid). The property is subject to a 2% NSR with a buy back of 1% for $500,000 and an additional 1% for $500,000.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

                               ANNUAL - OCTOBER 31

                                            2008            2007            2006
-------------------------------------   ------------    ------------    ------------
Revenues ............................   $       --      $       --      $       --
-------------------------------------   ------------    ------------    ------------
Loss  before other items ............     (2,030,609)     (1,231,912)     (1,159,314)
-------------------------------------   ------------    ------------    ------------
Loss for the year (consolidated) ....     (4,232,821)       (234,727)     (4,197,401)
-------------------------------------   ------------    ------------    ------------
Net loss per share, basic and diluted          (0.03)          (0.00)          (0.08)
-------------------------------------   ------------    ------------    ------------
Total assets ........................     14,527,059       7,620,976       2,659,974
-------------------------------------   ------------    ------------    ------------
Long term financial liabilities .....           --              --              --
-------------------------------------   ------------    ------------    ------------
Deficit, end of year ................    (12,936,550)     (8,703,729)     (8,469,002)
-------------------------------------   ------------    ------------    ------------

Notes:

(a)      The Company has no history of declaring dividends

(b) There were no discontinued operations or extraordinary items in the years under review

(c)      The Company has no off balance sheet arrangements

RESULTS OF OPERATIONS

------------------------- ------------------ ------------------- ---------------
FISCAL 2009               FIRST QUARTER      SECOND QUARTER      THIRD QUARTER
------------------------- ------------------ ------------------- ---------------
Revenues                  Nil                Nil                 Nil
------------------------- ------------------ ------------------- ---------------
Net Income - Loss         ($330,310)         $251,788            ($394,711)
------------------------- ------------------ ------------------- ---------------
Earnings (Loss) Per Share ($0,00)            ($0,00)             ($0.00)
------------------------- ------------------ ------------------- ---------------

------------------------- ------------- -------------- ------------- --------------
FISCAL 2008               FIRST QUARTER SECOND QUARTER THIRD QUARTER FOURTH QUARTER
------------------------- ------------- -------------- ------------- --------------
Revenues                  Nil           Nil            Nil           Nil
------------------------- ------------- -------------- ------------- --------------
Net Income - Loss         ($272,189)    ($1,101,273)   ($490,711)    ($2,368,648)
------------------------- ------------- -------------- ------------- --------------
Earnings (Loss) Per Share ($0.00)       ($0.01)        ($0.00)       ($0.02)
------------------------- ------------- -------------- ------------- --------------

------------------------- ------------- -------------- ------------- --------------
FISCAL 2007               FIRST QUARTER SECOND QUARTER THIRD QUARTER FOURTH QUARTER
------------------------- ------------- -------------- ------------- --------------
Revenues                  Nil           Nil            Nil           Nil
------------------------- ------------- -------------- ------------- --------------
Net Income - Loss         ($284,513)    $781,420       ($375,431)    ($347,978)
------------------------- ------------- -------------- ------------- --------------
Earnings (Loss) Per Share ($0.00)       $0.01          ($0.00)       ($0.00)
------------------------- ------------- -------------- ------------- --------------

PERIOD ENDED JULY 31, 2009 (UNAUDITED) VS. PERIODS ENDED JULY 31, 2008 AND JULY 31, 2007 (UNAUDITED)
--------------------------------------------------------------------------------

There is no revenue for the period ended July 31, 2009 (2008 - Nil; 2007 - Nil). For the period ended July 31, 2009, the Company had a net loss and comprehensive loss of $394,711 versus $490,711 for the period ended July 31, 2008 and $375,431 for the period ended July 31, 2007. Significant differences are as follows:

         o Expenses for management fees for the period ended July 31, 2009 of $192,000 (2008 - $135,000; 2007 - $124,060) were paid to a company owned 100% by a director of the Company;

         o Expenses on consulting fees decreased for the period ended July 31, 2009 are $51,400 (2008 - $92,933; 2007 - $70,534) due
                  to cost cutting measures;

         o Investor relations and promotion decreased to $28,706 (2008 - $60,278; 2007 - $14,891) due to decreased market activity;

         o        Office and miscellaneous decreased to $12,416 (2008 - $46,677;
                  2007 - $4,426) due to a decrease in insurance cost and bank charges;

         o Regulatory fees decreased to $8,659 (2008 - $23,741; 2007 - $13,876) due to decrease of private placement activity in the period;

         o Increase in Part XII.6 tax to $31,167 (2008 - $Nil; 2007 - $Nil) due to renounced flow-through investments not yet spent.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital deficit of $1,833,258 at July 31, 2009 compared to working capital deficit of $1,325,698 at October 31, 2008. At July 31, 2009, the Company was obligated to incur $2,224,522 (2008 - $Nil) in eligible Canadian exploration expenses prior to December 31, 2009 (2008 - December 31, 2008) in order to complete obligations entered into pursuant to flow-through share purchase agreements. The Company believes it does not have sufficient working capital to meet its obligations for the next twelve months. Additional capital will be required to meet the obligations of the option agreements and meet its flow through obligations.

During the period ending July 31, 2009, the Company had a cash position of ($1,612).

CURRENT YEAR

On July 20, 2009, the Company closed the second tranche of the private placement arranged on June 5, 2009, consisting of 3,128,000 flow-through and 3,000,000 non flow-through units at a price of $0.05 for FT and $0.045 for NFT per unit. The Company issued 1,129,667 shares subsequently to this period. Total proceed was $291,400. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year.

On July 15, 2009, the Company closed the first tranche of the private placement arranged on July 2, 2009, consisting of 4,440,000 non flow-through units at a price of $0.045 per unit. Total proceed was $199,800. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year.

On June 10, 2009, the Company closed the first tranche of the private placement arranged on June 5, 2009, consisting of 3,200,000 flow-through and 777,778 non flow-through units at a price of $0.05 for FT and $0.045 for NFT per unit. Total proceed was $195,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year.

On January 15, 2009, the Company closed the second tranche of the private placement arranged on December 8, 2008, consisting of 3,516,667 flow-through and 1,000,000 non flow-through units at a price of $0.06 per unit. Total proceed was $271,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share.

On December 31, 2008, the Company closed the first tranche of the private placement arranged on December 8, 2008, consisting of 16,023,332 flow-through and 266,666 non flow-through units at a price of $0.06 per unit. Total proceed was $977,400. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share.

The Company believes it does not have sufficient working capital to meet its obligations for the next 12 months. The Company has a very large portfolio of exploration properties and has entered into several option agreements which provide for significant work expenditures. Additional capital will be required to meet the obligations of the option agreements and to continue work on its other properties and to meet the working capital requirements.

FISCAL 2008

In fiscal 2008, the Company closed the following private placements:

The Company had working capital deficit of $1,325,698 at October 31, 2008 compared to working capital of $456,152 at October 31, 2007.

On May 15, 2008, the Company closed the private placement arranged on March 19, 2008, consisting of 7,294,819 flow-through units at a price of $0.28 and 4,010,000 non flow-through units at a price of $0.25 per unit. Total proceeds were $3,045,050. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

On July 16, 2008, the Company closed the private placement arranged on May 15, 2008, consisting of 1,625,000 non flow-through units at a price of $0.25 per unit. Total proceeds were $406,250. An additional 60,000 units were issued at $0.25 per unit as payment for property examination fees. Each unit is comprised of one common share and one non flow-through share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

On August 27, 2008, the Company closed the private placement arranged on August 19, 2008, consisting of 4,400,000 flow-through units at a price of $0.13 per unit. Total proceeds were $572,000. Each unit is comprised of one common share and one non flow-through share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

On October 27, 2008, the Company closed the private placement arranged on September 9, 2008 consisting of 17,157,000 flow-through units and 2,063,050 non-flow-through units at a price of $0.10 per unit. Total proceeds were $1,922,005. Each unit is comprised of one common share and one non flow-through share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

In addition, during the year, the Company raised $78,200 through the exercise of 440,500 options, $3,568,867 through the exercise of 21,506,833 warrants and issued 2,401,269 shares for property acquisitions.

FISCAL 2007

The Company had working capital of $456,152 at October 31, 2007 compared to working capital of $463,591 at October 31, 2006.

In fiscal 2007, the Company closed the following private placements:

On December 27, 2006, the Company closed a private placement consisting of 13,965,000 flow-through units at a price of $0.12 per unit. Each unit is comprised of one flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at an exercise price of $0.15 per share until December 21, 2008.

On February 6, 2007, the Company closed a private placement consisting of 2,350,000 units (of which 1,600,000 are flow-through units and 750,000 are non-flow-through units at a price of $0.12 per unit. Each of the units is comprised of one common share and one non-flow-through non-transferable share purchase warrant entitling the holder to purchase on additional common share at an exercise price of $0.15 per share until December 21, 2008.

On May 24, 2007, the Company closed a private placement consisting of 11,200,000 non- flow-through units at a price of $0.10 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at an exercise price of $0.12 per share until May 23, 2008 or at an exercise price of $0.15 per share until May 23, 2009.

On September 12, 2007, the Company closed a private placement consisting of 2,545,000 non flow-through units at a price of $0.25 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at an exercise price of $0.30 until September 21, 2009. The Company received $626,250 by October 31, 2007. The outstanding amount of $10,000 was received in November 2007.

In addition, during the year the Company raised $37,250 through the exercise of 345,000 options, $1,628,200 through the exercise of 15,493,500 warrants and issued 1,470,000 shares for property acquisitions.

CRITICAL ACCOUNTING ESTIMATES

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the deferred costs will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Recorded costs of mineral properties and deferred exploration and development expenditures are not intended to reflect present or future values of resource properties. Capitalized costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, changes in future conditions could require a material change in the recorded amounts.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.


CHANGES IN ACCOUNTING POLICY

Effective  November 1, 2007, the Company adopted the following new CICA Handbook
Sections: Section 1535, Capital Disclosures; Section 3862, Financial Instruments
-  Disclosures;  and Section  3863,  Financial  Instruments

-        Presentation.

         1. Section 1535, Capital Disclosures, requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes for managing capital. Under this standard, the Company will be required to disclose the following:

                  o        qualitative   information   about   its   objectives,
                           policies and processes for managing capital;

                  o summary quantitative data about what it manages as capital;

                  o whether during the period it complied with any externally imposed capital requirement to which it is subject; and

                  o        when  the   Company  has  not   complied   with  such
                           externally   imposed   capital   requirements,    the
                           consequences of such non-compliance.

         2. Sections 3862 and 3863 consist of a comprehensive series of disclosure requirements and presentation rules applicable to financial instruments. Section 3862 revises and enhances the disclosure requirements for financial instruments and Section 3863 carries forward unchanged the presentation requirements.
                  Section 3862 requires the Company to provide disclosures in its financial statements that enable users to evaluate:

                  o the significance of financial instruments for the Company's financial position and performance,

                  o the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and

                  o        how the Company manages those risks.

         3.       On June 1, 2007,  the  Emerging  Issues  Committee of the CICA
                  issued  Abstract  No.  166,   "Accounting  Policy  Choice  for
                  Transaction Costs" ("EIC-166"). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective June 1, 2007, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments were required.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of an unlimited number of common shares. As at July 31, 2009, there were 204,740,495 common shares issued and outstanding.

As at July 31, 2009, the following stock options and share purchase warrants were outstanding:

                                    OPTIONS:
--------------------------------------------------------------------------------
NUMBER OF OPTIONS                EXERCISE PRICE                   EXPIRY DATE
--------------------------------------------------------------------------------
    1,420,000                       $0.10                      July 28, 2010
    1,261,000                       $0.10                      November 17, 2010
      605,000                       $0.20                      February 2, 2011
    1,395,000                       $0.15                      July 6, 2011
       87,000                       $0.15                      November 3, 2011
    1,748,500                       $0.12                      April  18, 2012
    4,681,000                       $0.22                      April 30, 2013
    7,470,000                       $0.10                      February 27, 2014
   ----------
   19,470,000
   ==========

On February 27, 2009, the Company re-priced options that expire from February 01, 2011 through April 30, 2013 (priced at between $0.12 and $0.22) to $0.10. The re-pricing of insiders' options is subject to shareholders' approval. The fair value of the stock based compensation options was estimated on the date of re-pricing in the amount of $76,215 using the Black-Scholes valuation model with the following assumptions: i) Exercise price per share of $0.10; ii) Expected share price volatility - 91.38%; iii) risk free interest rate - from 1.11% to 1.71%; iv) expected life - from 1.93 to 4.17 years; and v) no dividend yield.

Stock based compensation on options granted in the period ended April 30, 2009 amounted to $329,015 (2008 - $785,000; 2007 - $140,000). On February 27, 2009,
the Company granted 7,600,000 incentive stock options at a price of $0.10 per share, exercisable for a period of five years.

                                    WARRANTS:
--------------------------------------------------------------------------------
NUMBER OF WARRANTS              EXERCISE PRICE               EXPIRY DATE
--------------------------------------------------------------------------------
    2,545,000                       $0.30                    September 12, 2009
    4,482,069                       $0.30                    April 22, 2010
    6,822,750                       $0.30                    May 14, 2010
    1,685,000                       $0.30                    July 15, 2010
    4,400,000                       $0.15                    August 26, 2010
   19,220,050                       $0.15                    October 27, 2010
   16,289,998                       $0.10                    December 31, 2010
    4,516,667                       $0.10                    January 14, 2011
    3,977,778                    $0.05/$0.10                 June 9, 2010/2011
    4,440,000                    $0.05/$0.10                 July 14, 2010/2011
    4,998,333                    $0.05/$0.10                 July 19 2010/2011
   ----------
   73,377,645
   ==========

On March 02, 2009, the Company decided to re-price 8,007,500 warrants that expire on May 23, 2009 from $0.15 to $0.07 per warrant (subject to TSX and warrant-holder approvals). The fair value of the stock based compensation warrants was estimated at the date of re-pricing using a Black-Scholes pricing model in the amount of $24,800 with the following weighted average assumptions:

         o        Expected share price volatility of 92.01%;

         o        Risk free interest rate of 0.88%;

         o        Expected life of 0.22; and

         o        No dividend yield.


As at July 31, 2009 the weighted average remaining contractual life of the share purchase warrants is 1.11 years (2008 - 1.03, 2007 - $1.02) and the weighted average exercise price is $0.15 (2008 - $0.20, 2007 - $0.14).

Subsequent to the period end, the warrants with expiry date September 12, 2009 expired unexercised.

SUBSEQUENT EVENTS

In addition to information disclosed elsewhere in these notes, the following occurred during the period subsequent to July 31, 2009:

In August 2009, the Company closed the second tranche of the private placement arranged on July 2, 2009 for 1,086,444 FT and 7,323,000 NFT shares. The financing consisted of units priced at $0.05 for flow-through and $0.045 for non flow-through. The total proceed was $383,857.

In August 2009, the Company entered into an option agreement to obtain a 100% interest in the Sewell East Property in Ontario. Consideration is $50,000 over two years and 300,000 shares issued over two years. There is a 3% NSR. The Company may at any time purchase one-third (1%) of the Royalty interest from the Optionor for $1,000,000, thereby leaving the Optionor with a 2% Royalty interest.

In September 2009, the Company issued the outstanding 1,129,667 shares for the second tranche of the private placement arranged in June 2009.

In September 2009, the warrants with expiry date September 12, 2009 expired unexercised.

On September 23, 2009, the Company granted 600,000 stock options to directors and officers and 1,980,000 stock options to employees and consultants at a price of $0.10 per share for a period of five years.

INVESTOR RELATIONS

Directors and officers of the Company all participate in a limited investor relations program. The Company has retained services of AGORACOM Investor Relations ("AGORACOM") to provide online investor relations services, a Web 2.0 social network for shareholders and Tier-1 awareness through the world's largest websites for the purpose of attracting new shareholders.

FORM 20-F REGISTRATION STATEMENT

The Company's SEC registration statement on Form 20-F became effective on August 20, 2004. As a result, the Company is an SEC reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at HTTP://WWW.SEC.GOV/EDGAR/SEARCHEDGAR/COMPANYSEARCH.HTML. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside. As the gold and silver price moves so to does the underlying value of the Company's gold and silver projects.

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.


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


TRANSACTIONS WITH RELATED PARTIES

The following related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount established and agreed to by the related parties. The amounts due to related parties were unsecured, non-interest bearing and had no specific terms of repayment. In addition to the related party transactions disclosed in the mineral properties and share capital notes, the Company had the following transactions and balances with related parties:

a) A private company controlled by a director of the Company was paid $512,000 (2008 - $385,000; 2007 - $356,940) in respect of administrative expenses. The charges were made under an annual renewable agreement for services and cost recovery. The agreement can be terminated by either party with 30 days notice. The services to the Company included supervision and administration of the financial requirements of the Company's business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, professional analysis and planning of exploration programs, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as required.

b) During the year, fees for consulting services in the amount of $157,700 (2008 - $268,156; 2007 - $220,149) were paid to directors and officers of the Company and to a company controlled by a former officer of the Company. The Company paid $Nil (2008 - $Nil; 2007 - $2,401) to a public company controlled by an officer of the Company and $Nil (2008 - $63,564; 2007 - $76,053) to a public company with common directors for exploration expenditures. At July 31, 2009, $132,868 (2008 - $289,315;
         2007 - $92,744) was owed to the related parties.

c) During 2006, the Company acquired a 50% interest in the Chapleau, Forge Lake, and Otter Pond mineral properties from a company with common directors. The Company incurred and deferred $33,949 (2008 - $535,550; 2007 - $231,480) for acquisition and exploration expenses and management fees of $7,383 (2008 - $80,251; 2007 - $34,414) charged by the related company on these properties. At July 31, 2009, $462,040 (2008 - $270,335; 2007 - $291,253) was owed to the related company.

d) As July 31, 2009 the Company had receivables from one public company related by directors and officers in common of $2,340.00 (2008 - Nil).

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures ("DC&P") are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting ("ICFR") are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109. In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP. The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information. Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company has assessed the design of the internal control over financial reporting and during this process the Company identified a certain weakness in internal controls over financial reporting which is as follows: o Due to the limited number of staff, it is not feasible to achieve complete segregation of incompatible duties

The weakness in the Company's internal controls over financial reporting result in a more than remote likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The Canadian Accounting Standards Board recently confirmed January 1, 2011 as the date IFRS will replace Canadian standards and interpretations as Canadian Generally Accepted Accounting Principles (Canadian GAAP) for publicly accountable enterprises (which includes investment funds and other reporting issuers). Changing from the Current Canadian GAAP to IFRS will be a significant undertaking that may materially affect an issuer's reported financial position and results of operations. It may also affect certain business functions. The Company is currently assessing what the impact of these changes will have on the Company's financial reporting.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMADOR GOLD CORP.
                                    (Registrant)


Date:  September 29, 2009           BY:  /S/ BEVERLY J. BULLOCK
                                         ---------------------------------------
                                         Beverly J. Bullock, Corporate Secretary